Filed Pursuant to Rule 424(b)(5)
Registration Number 333-134712
(Prospectus Supplement to Prospectus dated July 18, 2006)

1,800,000 Common Units

Crosstex Energy, L.P.

Representing Limited Partner Interests

Crosstex Energy, L.P. is offering 1,800,000 common units to be sold in this offering.

The common units are traded on the Nasdaq Global Select Market under the symbol “XTEX”. The last reported sale price of the common units on December 13, 2007 was $33.79 per common unit.

See “Risk Factors” beginning on page S-10 of this prospectus supplement and page 2 of the accompanying prospectus to read about factors you should consider before buying the common units.

We have granted the underwriters a 30-day option to purchase up to an additional 270,000 common units from us on the same terms and conditions as set forth above if the underwriters sell more than 1,800,000 common units in this offering.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Common
	Unit	Total

Initial price to public	$33.28	$59,904,000
Underwriting discount	$1.18	$2,124,000
Proceeds, before expenses, to Crosstex Energy, L.P.	$32.10	$57,780,000

To the extent the underwriters sell more than 1,800,000 common units, the underwriters have the option to purchase up to an additional 270,000 common units from Crosstex Energy, L.P. at the same initial price to the public less the underwriting discount.

The underwriters expect to deliver the common units against payment in New York, New York on or about December 19, 2007.

Goldman, Sachs & Co.	Wachovia Securities

Prospectus Supplement dated December 14, 2007.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information about securities we may offer from time to time, some of which does not apply to this offering. To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus, the information in this prospectus supplement controls. Before you invest in our common units, you should carefully read this prospectus supplement, along with the accompanying prospectus, in addition to the information contained in the documents we refer to under the heading “Information Incorporated by Reference” in this prospectus supplement and “Where You Can Find More Information” in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or any “free writing prospectus” we may authorize to be delivered to you. Neither we nor the underwriters have authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus supplement is not an offer to sell or a solicitation of an offer to buy our common units in any jurisdiction where such offer or any sale would be unlawful. You should not assume that the information in this prospectus supplement, the accompanying prospectus or any free writing prospectus that we may authorize to be delivered to you, including any information incorporated by reference, is accurate as of any date other than their respective dates. If any statement in one of these documents is inconsistent with a statement in another document having a later date — for example, a document incorporated by reference in this prospectus supplement or the accompanying prospectus — the statement in the document having the later date modifies or supersedes the earlier statement.

i

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. It does not contain all of the information that you should consider before making an investment decision. You should carefully read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference for a more complete understanding of our business and the terms of our common units, as well as the tax and other considerations that are important to you in making your investment decision. You should pay special attention to the “Risk Factors” section beginning on page S-10 of this prospectus supplement and on page 2 of the accompanying prospectus to determine whether an investment in our common units is appropriate for you. Unless otherwise specifically stated, the information presented in this prospectus supplement assumes that the underwriters have not exercised their option to purchase additional common units.

Throughout this prospectus supplement, when we use the terms “ we”, “us”, “our” and similar terms, we are referring to Crosstex Energy, L.P. or to Crosstex Energy, L.P. and its subsidiaries collectively as the context requires.

Crosstex Energy, L.P.

We are an independent midstream energy company engaged in the gathering, transmission, treating, processing and marketing of natural gas and natural gas liquids, or NGLs. We connect the wells of natural gas producers in our market areas to our gathering systems, treat natural gas to remove impurities to ensure that it meets pipeline quality specifications, process natural gas for the removal of NGLs, fractionate NGLs into purity products and market those products for a fee, transport natural gas and ultimately provide natural gas to a variety of markets. We purchase natural gas from natural gas producers and other supply points and sell that natural gas to utilities, industrial consumers, other marketers and pipelines and thereby generate gross margins based on the difference between the purchase and resale prices. We operate processing plants that process gas transported to the plants by major interstate pipelines or from our own gathering lines under a variety of fee arrangements. In addition, we purchase natural gas from producers not connected to our gathering systems for resale and sell natural gas on behalf of producers for a fee.

We have two operating segments, Midstream and Treating. Our Midstream division focuses on the gathering, processing, transmission and marketing of natural gas and NGLs, while our Treating division focuses on the removal of impurities from natural gas to meet pipeline quality specifications. Our primary Midstream assets include approximately 5,000 miles of natural gas gathering and transmission pipelines, 13 natural gas processing plants and four fractionators. Our gathering systems consist of a network of pipelines that collect natural gas from points near producing wells and transport it to larger pipelines for further transmission. Our transmission pipelines primarily receive natural gas from our gathering systems and from third party gathering and transmission systems and deliver natural gas to industrial end-users, utilities and other pipelines. Our processing plants remove NGLs from a natural gas stream and our fractionators separate the NGLs into separate NGL products, including ethane, propane, iso- and normal butanes and natural gasoline. Our primary Treating assets include approximately 200 natural gas amine-treating plants and dew point control plants. Our natural gas treating plants remove carbon dioxide and hydrogen sulfide from natural gas prior to delivering the gas into pipelines to ensure that it meets pipeline quality specifications.

Business Strategy

Our strategy is to increase distributable cash flow per unit by making accretive acquisitions of assets that are essential to the production, transportation and marketing of natural gas and NGLs; accomplishing economies of scale through new construction or expansion in core operating areas; improving the profitability of our assets by increasing their utilization while controlling costs; and maintaining financial flexibility to take advantage of opportunities. We will also build new assets in response to producer and market needs, such as our expansion projects discussed in “Recent

Developments” below. We believe the expanded scope of our operations, combined with a continued high level of drilling in our principal geographic areas, should present opportunities for continued expansion in our existing areas of operation as well as opportunities to acquire or develop assets in new geographic areas that may serve as a platform for future growth. Key elements of our strategy include the following:

•	Pursuing accretive acquisitions. We intend to use our acquisition and integration experience to continue to make strategic acquisitions of midstream and treating assets that offer the opportunity for operational efficiencies and the potential for increased utilization and expansion of the acquired asset. We pursue acquisitions that we believe will add to existing core areas in order to capitalize on our existing infrastructure, personnel and producer and consumer relationships. We also examine opportunities to establish new core areas in regions with significant natural gas reserves and high levels of drilling activity or with growing demand for natural gas, primarily through the acquisition or development of key assets that will serve as a platform for further growth. We established new core areas through the acquisition and consolidation of our south Texas assets in 2001 through 2003 and the acquisition of LIG Pipeline Company and subsidiaries, which we collectively refer to as LIG, in 2004, and the ongoing integration of LIG with the 2005 acquisition of the south Louisiana processing business from El Paso Corporation, or El Paso. With the acquisition of the natural gas gathering pipeline systems and related facilities from Chief Holdings LLC, or Chief, and the completion of construction of the North Texas Pipeline, or NTP, and three processing plants in 2005 and 2006, we have established a core area in north Texas.

•	Undertaking construction and expansion opportunities (“organic growth”). We leverage our existing infrastructure and producer and customer relationships by constructing and expanding systems to meet new or increased demand for our gathering, transmission, treating, processing and marketing services. These projects include expansion of existing systems and construction of new facilities, which has driven the growth of the Treating division in recent years. In April 2006, we completed construction and commenced operations on our new 133-mile NTP to transport gas from the Barnett Shale. We have expanded capacity on the NTP, as well as expanded our north Texas processing capacity and continue to expand our north Texas gathering system acquired in the Chief acquisition in response to the increased producer activity in this area. In April 2007, we completed a major expansion of the LIG system. We continue to evaluate and pursue a number of organic growth opportunities in Texas, Louisiana and elsewhere.

•	Improving existing system profitability. After we acquire or construct a new system, we begin an aggressive effort to market services directly to both producers and end users in order to connect new supplies of natural gas, improve margins and more fully utilize the system’s capacity. As part of this process, we focus on providing a full range of services to producers and end users, including supply aggregation, transportation and hedging, which we believe provides us with a competitive advantage when we compete for sources of natural gas supply. Treating services are not provided by many of our competitors, which gives us an additional advantage in competing for new supply when gas requires treating to meet pipeline specifications. Furthermore, we emphasize increasing the percentage of our natural gas and NGLs sales directly to end users, such as industrial and utility consumers, in an effort to increase our operating margins.

Recent Developments

•	North Johnson County Project. On August 30, 2007, we announced that we will construct a 29-mile natural gas pipeline in north Johnson County, Texas, to provide greater takeaway capacity to natural-gas producers in the Barnett Shale formation. The ultimate capacity of the low-pressure and high-pressure gathering system will be approximately 400 MMcf/d when all phases of pipeline construction are completed, which is planned for second quarter of 2008. Total capital costs are estimated to be approximately $80 million.

•	North Louisiana Expansion Project. In April 2007, we announced the start-up of our Northern Louisiana pipeline expansion. Our North Louisiana expansion project is an extension of our LIG system which is designed to better serve Louisiana intrastate markets and interstate markets, and to provide additional and much needed take-away pipeline capacity to the producers developing natural gas in the fields south of Shreveport, Louisiana. The expansion consists of 63 miles of 24” mainline with 8 miles of 16” gathering lateral pipeline and 10,000 horsepower of compression. Interconnects on the North Louisiana Expansion include connections with the interstate pipelines of ANR Pipeline, Columbia Gulf Transmission, Texas Gas Transmission and Trunkline Gas with additional interconnects under consideration. The expansion added 240 MMcf/d of new capacity on the LIG system in an area where drilling success had begun to constrain the ability of producers to get their gas to the market.

•	Silver Creek Plant. In September 2007, we completed a third processing plant in North Texas. The Silver Creek plant increased processing capacity from approximately 85 MMcf/d to 285 MMcf/d.

Ownership of Crosstex Energy, L.P.

This chart depicts our organizational and ownership structure after giving effect to this offering.

THE OFFERING

Common units offered by us	1,800,000 common units.

2,070,000 common units if the underwriters exercise their option to purchase additional common units in full.

Units outstanding after this offering	23,860,519 common units, representing a 52% limited partner interest in Crosstex Energy, L.P., 4,668,000 subordinated units, representing a 10% limited partner interest in Crosstex Energy, L.P., 12,829,650 senior subordinated series C units, representing a 28% limited partner interest in Crosstex Energy, L.P. and 3,875,340 senior subordinated series D units, representing a 8% limited partner interest in Crosstex Energy, L.P.

Use of proceeds	We intend to use all of the net proceeds of this offering to repay a portion of the outstanding indebtedness under our credit facility. Please see “Use of Proceeds”.

An affiliate of Wachovia Capital Markets, LLC is a lender under our $1.185 billion credit facility and, accordingly, will receive a portion of the proceeds of this offering. Please read “Underwriting” beginning on page S-17.

Cash distributions	Under our partnership agreement, we must distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner in its sole discretion. Please see “Description of the Common Units — Distributions” in the accompanying prospectus.

Common units are entitled to receive distributions of operating surplus of $0.25 per quarter, or $1.00 on an annualized basis, before any distributions are paid on our subordinated units (excluding any senior subordinated units).

On November 15, 2007, we paid a quarterly distribution of $0.59 per unit to our common and subordinated unitholders of record on November 1, 2007.

When quarterly distributions exceed $0.25 per common unit in any quarter, our general partner receives a higher percentage of the cash distributed in excess of that amount in increasing percentages up to 50% if quarterly cash distributions exceed $0.375 per common unit. In general, we will pay any cash distributions we make each quarter in the following manner:

• First, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

• Second, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

• Third, 98% to the subordinated unitholders, pro rata, and 2% to our general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter;

• Fourth, 85% to all unitholders, pro rata, 13% to the holders of the incentive distribution rights, pro rata, and 2% to our general partner until each unitholder receives a total of $0.3125 per unit for that quarter;

• Fifth, 75% to all unitholders, pro rata, 23% to the holders of the incentive distribution rights, pro rata, and 2% to our general partner, until each unitholder receives a total of $0.375 per unit for that quarter; and

• Thereafter, 50% to all unitholders, pro rata, 48% to the holders of the incentive distribution rights, pro rata, and 2% to our general partner.

There is no guarantee that we will pay the minimum quarterly distributions on the common units in any quarter, and we will be prohibited from making any distributions to unitholders if it would cause a default or an event of default under our bank credit facility or the senior secured notes. Please see “Description of the Common Units — Distributions” in the accompanying prospectus.

We must distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner in its sole discretion. Please see “Description of the Common Units — Distributions” in the accompanying prospectus.

Timing of distributions	We pay distributions approximately 45 days after March 31, June 30, September 30 and December 31 to the unitholders of record on the applicable record date.

Subordination period	The principal difference between our common units and subordinated units is that in any quarter during a subordination period, holders of the subordinated units are entitled to receive the minimum quarterly distribution of $0.25 per unit only after the common units have received the minimum quarterly distribution plus arrearages in the payment of the minimum quarterly distribution from prior periods. The subordination period will extend until the first day of any quarter beginning after December 31, 2007 in which we meet the financial tests in the Partnership Agreement.

When the subordination period ends, each remaining subordinated unit will convert into one common unit and the common units will no longer be entitled to arrearages. Please see “Description of the Common Units — Subordination Period” in the accompanying prospectus.

Conversion of senior subordinated series C units	The senior subordinated series C units will automatically convert into our common units at a conversion rate of one common unit for each senior subordinated series C unit on the first date on or after February 16, 2008 that conversion is permitted by our partnership agreement. We expect that the criteria for conversion will be satisfied and the senior subordinated series C units will convert into freely transferable common units on February 16, 2008. The issuance of the new common units may, among other things, reduce the amount of cash available for distribution and cause the market price of the common units to decline. Please see “Risk Factors — We may issue additional common units without your approval, which would dilute your ownership interests” in the accompanying prospectus.

Conversion of senior subordinated series D units	The senior subordinated series D units will automatically convert into our common units at a conversion rate of one common unit for each senior subordinated series D unit on the first date on or after March 23, 2009 that conversion is permitted by our partnership agreement.

Issuance of additional units	In general, while any subordinated units remain outstanding, we may not issue more than 2,633,000 additional common units without obtaining unitholder approval. We may, however, issue an unlimited number of common units for acquisitions, capital improvements or debt repayments that increase cash flow from operations per unit on a pro forma basis.

Voting rights	Our general partner manages and operates us. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect our general partner or the directors of its general partner on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class.

Limited call right	If at any time more than 80% of the outstanding common units are owned by our general partner and its affiliates, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price not less than the then-current market price of the common units.

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through December 31, 2009, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20% or less of the cash distributed to you with respect to that period. Please see “Tax Considerations” for the basis of this estimate.

Exchange listing	Our common units are traded on the Nasdaq Global Select Market under the symbol “XTEX”.

Our executive offices are located at 2501 Cedar Springs, Dallas, Texas 75201, and our telephone number is (214) 953-9500.

Summary Historical Financial and Operating Data

The following table sets forth our summary historical financial and operating data as of and for the dates and periods indicated. Our summary historical financial data as of and for the years ended December 31, 2004, 2005 and 2006 are derived from our audited financial statements. Our summary historical financial data as of and for the nine months ended September 30, 2006 and 2007 are derived from our unaudited financial statements. In addition, our summary historical financial and operating data include the results of operations of the LIG assets beginning in April 2004, the Graco assets beginning January 2005, the Cardinal assets beginning May 2005, the South Louisiana Processing Assets beginning November 1, 2005, the Hanover assets beginning January 2006, the NTP beginning April 2006 and the Chief midstream assets beginning June 29, 2006 and other smaller acquisitions completed in 2006.

	Years Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
	(Dollars in thousands, except per unit amounts)

Statement of Operations Data:
Revenues:
Midstream	$1,948,021	$2,982,874	$3,075,481	$2,368,907	$2,721,193
Treating	30,755	48,606	63,813	46,223	48,563
Profit on energy trading	2,228	1,568	2,510	1,930	2,180

Total revenues	1,981,004	3,033,048	3,141,804	2,417,060	2,771,936

Operating costs and expenses:
Midstream purchased gas	1,861,204	2,860,823	2,859,815	2,210,465	2,503,523
Treating purchased gas	5,274	9,706	9,463	7,359	6,208
Operating expenses	38,340	56,736	100,991	72,874	89,716
General and administrative	20,866	32,697	45,694	33,751	43,010
(Gain) loss on derivatives	(279)	9,968	(1,599)	(1,839)	(3,969)
Gain on sale of property	(12)	(8,138)	(2,108)	23	(1,819)
Depreciation and amortization	23,034	36,024	82,731	58,182	78,525

Total operating costs and expenses	1,948,427	2,997,816	3,094,987	2,380,815	2,715,194

Operating income	32,577	35,232	46,817	36,245	56,742

Interest expense and other, net	(8,422)	(15,375)	(51,244)	(35,671)	(56,159)
Minority interest	(289)	(441)	(231)	(223)	(186)
Income tax provision	(162)	(216)	(222)	(356)	(655)

Income (loss) before cumulative effect of change in accounting principle	23,704	19,200	(4,880)	(5)	(258)
Cumulative effect of change in accounting principle	—	—	689	689	—

Net income (loss)	$23,704	$19,200	$(4,191)	$684	$(258)

Net income (loss) per limited partner common unit-basic	$0.98	$0.56	$(1.09)	$(0.74)	$(0.51)
Net income (loss) per limited partner senior subordinated unit	$—	$—	$5.31	$5.31	$—

	Years Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
	(Dollars in thousands, except per unit amounts)

Distributions per limited partner unit(1)	$1.70	$1.93	$2.18	$1.62	$1.72
Balance Sheet Data (end of period):
Working capital deficit	$(34,724)	$(11,681)	$(79,936)	$(34,286)	$(57,011)
Property and equipment, net	324,730	667,142	1,105,813	992,922	1,372,556
Total assets	586,771	1,425,158	2,194,474	2,053,113	2,466,252
Long-term debt	148,700	522,650	987,130	901,483	1,216,471
Partners’ equity	144,050	401,285	711,877	736,798	745,793
Cash Flow Data:
Net cash flow provided by (used in):
Operating activities	$48,103	$14,010	$113,010	$75,906	$104,343
Investing activities	(124,371)	(615,017)	(885,825)	(771,549)	(325,700)
Financing activities	81,899	596,615	772,234	695,311	230,738
Operating Data:
Pipeline throughput (MMBtu/d)	1,289,000	1,222,000	1,450,000	1,361,000	1,993,000
Natural gas processed (MMBtu/d)(2)	425,000	1,825,000	1,938,000	2,029,000	2,079,000
Producer Services (MMBtu/d)	210,000	175,000	138,000	152,000	95,000

(1)	Distributions for 2007 include third quarter 2007 distributions of $0.59 per unit paid in November 2007; distributions for 2006 include fourth quarter 2006 distributions of $0.56 per unit paid in February 2007; distributions for 2005 include fourth quarter 2005 distributions of $0.51 per unit paid in February 2006; distributions for 2004 include fourth quarter 2004 distributions of $0.45 per unit paid in February 2005.

(2)	For the year ended 2005, processed volumes include a daily average for the south Louisiana processing plants for November 2005 and December 2005, the two-month period these assets were operated by us.

RISK FACTORS

An investment in our common units involves a significant degree of risk, including the risks described below. You should carefully consider the following risk factors and the risk factors included under the caption “Risk Factors” beginning on page 2 of the accompanying prospectus, together with all of the other information included in this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference into this prospectus supplement, in evaluating an investment in our common units.

If any of the following risks actually were to occur, our business, financial condition or results of operations could be affected materially and adversely. In that case, we may be unable to make distributions to our unitholders, the trading price of our common units could decline and you could lose all or part of your investment.

Tax Risks to Our Unitholders

The tax treatment of publicly traded partnerships or an investment in our common units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, members of Congress are considering substantive changes to the existing federal income tax laws that affect certain publicly traded partnerships. Any modification to the federal income tax laws and interpretations thereof may or may not be applied retroactively. Specifically, federal income tax legislation has been proposed that would eliminate partnership tax treatment for certain publicly traded partnerships and recharacterize certain types of income received from partnerships. Although the currently proposed legislation would not appear to affect our tax treatment as a partnership, we are unable to predict whether any of these changes, or other proposals, will ultimately be enacted. Any such changes could negatively impact the value of an investment in our common units.

As a result of investing in our common units, you will likely be subject to state and local taxes and return filing or withholding requirements in jurisdictions where you do not live.

In addition to federal income taxes, you will likely be subject to other taxes such as state and local income taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we do business or own property. You will likely be required to file state and local tax returns and pay state and local income taxes in some or all of the various jurisdictions in which we do business or own property and you may be subject to penalties for failure to comply with those requirements. We own property or conduct business in Texas, Oklahoma, Louisiana, New Mexico, Arkansas, Mississippi and Alabama. Oklahoma, Louisiana, New Mexico, Arkansas, Mississippi and Alabama impose an income tax, generally. Texas does not impose a state income tax on individuals, but does impose a franchise tax (to which we will be subject) on certain partnerships and other entities. We may do business or own property in other states or foreign countries in the future. It is your responsibility to file all federal, state, local, and foreign tax returns. Under the tax laws of some states where we will conduct business, we may be required to withhold a percentage from amounts to be distributed to a unitholder who is not a resident of that state. Our counsel has not rendered an opinion on the state, local, or foreign tax consequences of owning our common units.

We will adopt certain methodologies that may result in a shift of income, gain, loss and deduction between the general partner and the unitholders. The IRS may challenge this treatment, which could adversely affect the value of the common units.

When we issue additional units or engage in certain other transactions, we determine the fair market value of our assets and allocate any unrealized gain or loss attributable to our assets to the capital accounts of our unitholders and our general partner. Our methodology may be viewed as understating the value of our assets. In that case, there may be a shift of income, gain, loss and deduction between certain unitholders and the general partner, which may be unfavorable to such unitholders. Moreover, under our valuation methods, subsequent purchasers of common units may have a greater portion of their Internal Revenue Code Section 743(b) adjustment allocated to our tangible assets and a lesser portion allocated to our intangible assets. Because the determination of value and the allocation of value are factual matters, rather than legal matters, our counsel, Baker Botts L.L.P., is unable to opine as to these matters. The IRS may challenge our valuation methods, our allocation of the Section 743(b) adjustment attributable to our tangible and intangible assets, and/or the allocations of income, gain, loss and deduction between the general partner and certain of our unitholders.

A successful IRS challenge to these methods or allocations could adversely affect the amount of taxable income or loss being allocated to our unitholders. It also could affect the amount of gain from our unitholders’ sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to our unitholders’ tax returns without the benefit of additional deductions.

We prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

We prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The use of this proration method may not be permitted under existing Treasury Regulations, and, accordingly, our counsel is unable to opine as to the validity of this method. If the IRS were to challenge this method or new Treasury regulations were issued, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders. Please read “Material Tax Consequences — Disposition of Common Units — Allocations Between Transferors and Transferees” in the accompanying prospectus.

A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition.

Because a unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of the loaned units, he may no longer be treated for tax purposes as a partner with respect to those units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan to the short seller, any of our income, gain, loss or deduction with respect to those units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those units could be fully taxable as ordinary income. Our counsel has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units.

USE OF PROCEEDS

The net proceeds from this offering will be approximately $58.8 million, or approximately $67.7 million if the underwriters’ option to purchase additional common units is exercised in full, in each case, including our general partner’s proportionate capital contribution and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We will use the net proceeds from this offering to repay a portion of the outstanding indebtedness under our credit facility. Any proceeds received from the exercise of the underwriters’ option to purchase additional common units will be used to further repay indebtedness under our credit facility.

As of September 30, 2007, total borrowings under our $1.185 billion credit facility were approximately $725 million, and it had a weighted average interest rate of 7.06%. The credit facility has a maturity date of June 29, 2011. An affiliate of Wachovia Capital Markets, LLC is a lender under our $1.185 billion credit facility and, accordingly, will receive a portion of the proceeds of this offering. Please read “Underwriting” beginning on page S-17.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2007 on:

•	a historical basis; and

•	as adjusted to give effect to (i) the issuance of 1,800,000 common units in this offering, (ii) our general partner’s capital contribution and (iii) and the application of the net proceeds from this offering as described in “Use of Proceeds”.

You should read our financial statements and notes that are incorporated by reference into this prospectus supplement for additional information about our capital structure.

	As of September 30, 2007
	Historical	As Adjusted
	(In thousands)

Debt:
Bank credit facility	$725,000	$666,197
Senior secured notes	491,471	491,471

Total debt	1,216,471	1,157,668
Partners’ equity:
Common unitholders	284,399	341,980
Subordinated unitholders	(13,732)	(13,732)
Senior subordinated Series C unitholders	359,319	359,319
Senior subordinated Series D unitholders	99,942	99,942
General partner interest	22,594	23,816
Accumulated other comprehensive income (loss)	(6,729)	(6,729)

Total partners’ equity	745,793	804,596

Total capitalization	$1,962,264	$1,962,264

PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS

Our common units are listed on the Nasdaq Global Select Market under the symbol “XTEX”. The following table shows the high and low sales prices per common unit, as reported by the Nasdaq Global Select Market, for the periods indicated.

	Common Unit
	Price Range(a)		Cash Distribution
	High	Low	Paid per Unit

2007:
Quarter Ended December 31 (through December 13, 2007)	$35.00	$32.50	N/A	(a)
Quarter Ended September 30	39.50	31.47	$0.59
Quarter Ended June 30	37.44	33.49	0.57
Quarter Ended March 31	40.25	32.55	0.56
2006:
Quarter Ended December 31	$40.00	$35.11	$0.56
Quarter Ended September 30	38.17	34.83	0.55
Quarter Ended June 30	38.88	33.23	0.54
Quarter Ended March 31	37.81	33.52	0.53
2005:
Quarter Ended December 31	$40.42	$32.04	$0.51
Quarter Ended September 30	45.50	37.20	0.49
Quarter Ended June 30	39.58	32.00	0.47
Quarter Ended March 31	37.25	31.55	0.46

(a)	We expect to declare and pay a cash distribution for the quarter ended December 31, 2007 within 45 days following the end of such quarter.

The last reported sale price of our common units on the Nasdaq Global Select Market on December 13, 2007 was $33.79 per unit. As of October 2, 2007, there were approximately 9,901 record holders and beneficial owners (held in street name) of our common units, one record holder of our subordinated units, nine record holders of our 12,829,650 senior subordinated series C units and nine record holders of our 3,875,340 senior subordinated series D units. There is no established public trading market for our subordinated units, senior subordinated series C units or senior subordinated series D units.

TAX CONSIDERATIONS

The tax consequences to you of an investment in our common units will depend in part on your own tax circumstances. Although this section updates and adds information related to certain tax considerations, it should be read in conjunction with the risk factors included under the caption “Tax Risks to Common Unitholders” beginning on page 12 of the accompanying prospectus and with “Material Tax Consequences” in the accompanying prospectus, which provides a discussion of the principal federal income tax considerations associated with our operations and the purchase, ownership and disposition of common units.

All prospective unitholders are encouraged to consult with their own tax advisor about the federal, state, local and foreign tax consequences particular to their own circumstances. In particular, ownership of common units by tax-exempt entities, including employee benefit plans and IRAs, and foreign investors raises issues unique to such persons. Such investors should read “Material Tax Consequences — Tax-Exempt Organizations and Other Investors” in the accompanying prospectus.

Partnership Status

The anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for federal income tax purposes. If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay additional state income tax at varying rates. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses or deductions would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to the unitholders, likely causing a substantial reduction in the value of our common units.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception”, exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income”. Qualifying income includes certain income and gains derived from the transportation and processing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that more than 90% of our current gross income is qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Baker Botts L.L.P. is of the opinion that at least 90% of our current gross income constitutes qualifying income. For a discussion related to the opinion of Baker Botts L.L.P. and the importance of our status as a partnership, please read “Material Tax Consequences — Partnership Status” in the accompanying prospectus.

Current law may change so as to cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. For example, members of Congress are considering substantive changes to the existing federal income tax laws that affect certain publicly traded partnerships. Specifically, federal income tax legislation has been proposed that would eliminate partnership tax treatment for certain publicly traded partnerships and recharacterize certain types of income received from partnerships. We are unable to predict whether any of these changes, or other proposals, will ultimately be enacted. Any such changes could negatively impact the value of an investment in our common units.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending

December 31, 2009, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20% or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that gross income from our operations will approximate the amount required to make distributions on all our units and other assumptions with respect to our capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be greater, and perhaps substantially greater, than expected with respect to the period described above if:

•	gross income from operations exceeds the amount required to make the minimum quarterly distribution on all units, yet we only distribute the minimum quarterly distribution on all units; or

•	we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Valuation and Tax Basis of Our Properties

The federal income tax consequences of the ownership and disposition of common units will depend in part on our estimates of the relative fair market values, and determinations of the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relevant fair market value estimates ourselves. These estimates of value and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates and determinations of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

When we issue additional units or engage in certain other transactions, we determine the fair market value of our assets and allocate any unrealized gain or loss attributable to our assets to the capital accounts of our unitholders and the general partner. Our methodology may be viewed as understating the value of our assets. In that case, there may be a shift of income, gain, loss and deduction between certain unitholders and the general partner, which may be unfavorable to such unitholders. Moreover, under our valuation methods, subsequent purchasers of common units may have a greater portion of their Internal Revenue Code Section 743(b) adjustment allocated to our tangible assets and a lesser portion allocated to our intangible assets. Because the determination of value and allocation of value are factual matters, rather than legal matters, our counsel, Baker Botts L.L.P., is unable to opine as to these matters. The IRS may challenge our valuation methods, our allocation of the Section 743(b) adjustment attributable to our various classes of tangible and intangible assets, and/or the allocations of income, gain, loss and deduction between the general partner and certain of our unitholders.

A successful IRS challenge to these methods or allocations could adversely affect the amount of taxable income or loss being allocated to our unitholders. It also could affect the amount of gain from our unitholders’ sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to our unitholders’ tax returns without the benefit of additional deductions.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the common units being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of common units indicated in the following table.

Underwriters	Number of Shares

Goldman, Sachs & Co.	900,000
Wachovia Capital Markets, LLC	900,000

Total	1,800,000

The underwriters are committed to take and pay for all of the common units being offered, if any are taken, other than the common units covered by the option described below unless and until this option is exercised.

If the underwriters sell more common units than the total number set forth in the table above, the underwriters have an option to buy up to an additional 270,000 common units from us. They may exercise that option for 30 days. If any common units are purchased pursuant to this option, the underwriters will severally purchase common units in approximately the same proportion as set forth in the table above.

The following table shows the per common unit and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 270,000 additional common units.

Paid by the Partnership	No Exercise	Full Exercise

Per Common Unit	$1.18	$1.18
Total	$2,124,000	$2,442,600

Common units sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any common units sold by the underwriters to securities dealers may be sold at a discount of up to $0.70 per common unit from the initial offering price. If all the common units are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The offering of the common units by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We, Crosstex Holdings, L.P. and all of our directors and officers have agreed that, without the prior written consent of Goldman, Sachs & Co. and Wachovia Capital Markets, LLC, we and they will not directly or indirectly, offer, pledge, announce the intention to sell, sell, contract to sell, sell an option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any common units or any securities that may be converted into or exchanged for any common units, enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common units, make any demand for or exercise any right or file or cause to be filed a registration statement with respect to the registration of any common units or securities convertible, exercisable or exchangeable into common units or any of our other securities (other than any registration statement relating to the senior subordinated series C units, the senior subordinated series D units or the common units issuable upon conversion of the senior subordinated units, senior subordinated series C units or senior subordinated series D units) or publicly disclose the intention to do any of the foregoing for a period of 90 days from the date of this prospectus supplement other than permitted transfers.

Goldman, Sachs & Co. and Wachovia Capital Markets, LLC, in their sole discretion, may release the common units and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common units and other securities from lock-up agreements, Goldman, Sachs & Co. and Wachovia Capital Markets,

LLC will consider, among other factors, the holder’s reasons for requesting the release, the number of common units and other securities for which the release is being requested and market conditions at the time.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of common units than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional common units from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional common units or purchasing common units in the open market. In determining the source of common units to close out the covered short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase additional common units pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common units made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased common units sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common units, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common units. As a result, the price of the common units may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NASDAQ Global Select Market, in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $200,000.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. Also, an affiliate of Wachovia Capital Markets, LLC is a lender under our existing credit facility. This affiliate will receive a portion of the net proceeds from this offering through our repayment of part of the outstanding indebtedness under that facility. The underwriters and their affiliates may, from time to time in the future, engage in transactions with and perform such services for us and our affiliates in the ordinary course of business.

Because the Financial Industry Regulatory Authority (“FINRA”) views the common units offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the FINRA’s Conduct Rules.

LEGAL MATTERS

The validity of the common units will be passed upon for us by Baker Botts L.L.P., Dallas, Texas. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

FORWARD-LOOKING STATEMENTS

Some of the information included in this prospectus supplement and the documents we incorporate by reference herein contain “forward-looking” statements. These statements discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to us, based on the current beliefs of our management as well as assumptions made by, and information currently available to, management. Words such as “may”, “will”, “anticipate”, “believe”, “expect”, “estimate”, “intend”, “project” and other similar phrases or expressions identify forward-looking statements. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference.

These forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

You should read these statements carefully because they discuss our expectations about our future performance, contain projections of our future operating results or our future financial condition, or state other “forward-looking” information. Before you invest, you should be aware that the occurrence of any of the events described in “Risk Factors” beginning on page S-10 in this prospectus supplement and on page 2 of the accompanying prospectus could substantially harm our business, results of operations and financial condition. We disclaim any obligation to announce publicly the result of any revision to any of the forward-looking information to reflect future events or developments.

INFORMATION INCORPORATED BY REFERENCE

We file annual, quarterly and other reports with and furnish other information to the SEC. You may read and copy any document we file with or furnish to the SEC at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on their public reference room. Our SEC filings are also available at the SEC’s web site at http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus supplement by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement. Information that we file later with the SEC will automatically update and may replace information in this prospectus supplement and information previously filed with the SEC. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished under Items 2.02 or 7.01 on any current report on Form 8-K) after the date of this prospectus supplement and until the termination of this offering:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2006, filed on March 1, 2007;

•	our quarterly reports on Form 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007, filed on May 10, 2007, August 9, 2007 and November 8, 2007, respectively;

•	our current reports on Form 8-K filed on March, 27, 2007, April 5, 2007, April 12, 2007, April 20, 2007, July 3, 2007, September 24, 2007 and November 9, 2007 (in each case to the extent filed and not furnished); and

•	the description of our common units in our registration statement on Form 8-A (File No. 000-50067) filed on August 4, 2006.

You may obtain any of the documents incorporated by reference in this prospectus from the SEC through the SEC’s website at the address provided above. You may request a copy of any document incorporated by reference into this prospectus (including exhibits to those documents specifically incorporated by reference in this document), at no cost, by visiting our website at http://www.crosstexenergy.com, or by writing or calling us at the following address:

Crosstex Energy, L.P.
2501 Cedar Springs
Dallas, Texas 75201
Attention: Denise LeFevre
Telephone: (214) 721-9245

Any statement contained in a document incorporated or considered to be incorporated by reference in this prospectus supplement shall be considered to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any subsequently filed document that is or is considered to be incorporated by reference modifies or supersedes that statement. Any statement that is modified or superseded shall not, except as so modified or superseded, constitute a part of this prospectus supplement.

You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with any information. You should not assume that the information incorporated by reference or provided in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of each document.

The information contained on our website is not part of this prospectus supplement.

PROSPECTUS

$500,000,000

Crosstex Energy, L.P.

COMMON UNITS
PARTNERSHIP SECURITIES
DEBT SECURITIES

The following securities may be offered under this prospectus:

•	Common units representing limited partner interests in Crosstex Energy, L.P.;

•	Partnership securities of Crosstex Energy, L.P.; and

•	Debt securities of Crosstex Energy, L.P.

The aggregate initial offering price of the securities that we offer by this prospectus will not exceed $500,000,000. We will offer the securities in amounts, at prices and on terms to be determined by market conditions at the time of our offerings. This prospectus describes only the general terms of these securities and the general manner in which we will offer the securities. The specific terms of any securities we offer will be included in a supplement to this prospectus. The prospectus supplement will describe the specific manner in which we will offer the securities and also may add, update or change information contained in this prospectus. The common units are traded on the Nasdaq Global Select Market under the symbol “XTEX.”

You should read this prospectus and the prospectus supplement carefully before you invest in any of our securities. This prospectus may not be used to consummate sales of our securities unless it is accompanied by a prospectus supplement.

Investing in our securities involves risk. You should carefully consider the risk factors described under “Risk Factors” beginning on page 2 of this prospectus before you make any investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 18, 2006

You should rely only on the information contained in this prospectus, any prospectus supplement and the documents we have incorporated by reference. We have not authorized anyone else to give you different information. We are not offering these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents. We will disclose any material changes in our affairs in an amendment to this prospectus, a prospectus supplement or a future filing with the Securities and Exchange Commission incorporated by reference in this prospectus.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we have filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf registration process, we may sell, in one or more offerings, up to $500,000,000 in total aggregate offering price of securities described in this prospectus. This prospectus provides you with a general description of us and the securities offered under this prospectus.

Each time we sell securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the securities being offered. The prospectus supplement also may add to, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should read carefully this prospectus, any prospectus supplement and the additional information described below under the heading “Where You Can Find More Information.”

As used in this prospectus, “we,” “us” and “our” and similar terms mean Crosstex Energy, L.P. and its subsidiaries, unless the context indicates otherwise.

WHO WE ARE

We are a publicly traded Delaware limited partnership, formed in July 2002 in connection with our initial public offering, which was completed in December 2002. Our business activities are conducted through our subsidiary, Crosstex Energy Services, L.P., a Delaware limited partnership which we refer to as the “Operating Partnership,” and the subsidiaries of the Operating Partnership. We are an independent midstream energy company engaged in the gathering, transmission, treating, processing and marketing of natural gas. We connect the wells of natural gas producers in our market areas to our gathering systems, treat natural gas to remove impurities to ensure that it meets pipeline quality specifications, process natural gas for the removal of natural gas liquids, or NGLs, transport natural gas and ultimately provide natural gas to a variety of markets. We purchase natural gas from natural gas producers and other supply points and sell that natural gas to utilities, industrial consumers, other marketers and pipelines and thereby generate gross margins based on the difference between the purchase and resale prices. In addition, we purchase natural gas from producers not connected to our gathering systems for resale and sell natural gas on behalf of producers for a fee.

Our general partner, Crosstex Energy GP, L.P., is a Delaware limited partnership. Crosstex Energy GP, LLC, a Delaware limited liability company, is Crosstex Energy GP, L.P.’s general partner. Our general partner is managed by its general partner, Crosstex Energy GP, LLC, which has ultimate responsibility for conducting our business and managing our operations.

Our executive offices are located at 2501 Cedar Springs, Suite 100, Dallas, Texas 75201, and our telephone number is (214) 953-9500.

THE SUBSIDIARY GUARANTORS

Crosstex Energy Services, L.P., Crosstex Operating GP, LLC, Crosstex Energy Services GP, LLC, Crosstex Pipeline, LLC, Crosstex Processing Services, LLC, Crosstex Pelican, LLC, Crosstex Pipeline Partners, Ltd., Sabine Pass Plant Facility Joint Venture. Crosstex LIG, LLC, Crosstex Tuscaloosa, LLC, Crosstex LIG Liquids, LLC, Crosstex Treating Services, L.P., Crosstex Gulf Coast Marketing Ltd., Crosstex Gulf Coast Transmission Ltd., Crosstex CCNG Gathering Ltd., Crosstex CCNG Processing Ltd., Crosstex CCNG Transmission Ltd., Crosstex Acquisition Management, L.P., Crosstex Mississippi Pipeline, L.P., Crosstex Seminole Gas, L.P., Crosstex Alabama Gathering System, L.P., Crosstex Mississippi Industrial Gas Sales, L.P., Crosstex North Texas Pipeline, L.P., Crosstex North Texas Gathering, L.P., Crosstex NGL Marketing, L.P. and Crosstex NGL Pipeline, L.P. may unconditionally guarantee any series of debt securities of Crosstex Energy, L.P. offered by this prospectus, as set forth in a related prospectus supplement. As used in this prospectus, the term “Subsidiary Guarantors” means Crosstex Energy Services, L.P., Crosstex Operating GP, LLC, Crosstex Energy Services GP, LLC, Crosstex Pipeline, LLC, Crosstex Processing Services, LLC, Crosstex Pelican, LLC, Crosstex Pipeline Partners, Ltd., Sabine Pass Plant Facility Joint Venture. Crosstex LIG, LLC, Crosstex Tuscaloosa, LLC, Crosstex LIG Liquids, LLC, Crosstex Treating Services, L.P., Crosstex Gulf Coast Marketing Ltd., Crosstex Gulf Coast Transmission Ltd., Crosstex CCNG Gathering Ltd., Crosstex CCNG Processing Ltd., Crosstex CCNG Transmission Ltd., Crosstex Acquisition Management, L.P., Crosstex Mississippi Pipeline, L.P., Crosstex Seminole Gas, L.P., Crosstex Alabama Gathering System, L.P., Crosstex Mississippi Industrial Gas Sales, L.P., Crosstex North Texas Pipeline, L.P., Crosstex North Texas Gathering, L.P., Crosstex NGL Marketing, L.P. and Crosstex NGL Pipeline, L.P.

RISK FACTORS

An investment in the securities involves a significant degree of risk, including the risks described below. you should carefully consider the following risk factors together with all of the other information included in this prospectus, any prospectus supplement and the documents we have incorporated by reference into this document in evaluating an investment in the securities.

If any of the following risks actually were to occur, our business, financial condition or results of operations could be affected materially and adversely. In that case, we may be unable to make distributions to our unitholders or pay interest on, or the principal on, any debt securities, the trading price of our securities could decline and you could lose all or part of your investment.

Risks Inherent in Our Business

Acquisitions typically increase our debt and subject us to other substantial risks, which could adversely affect our results of operations.

Our future financial performance will depend, in part, on our ability to make acquisitions of assets and businesses at attractive prices. From time to time, we will evaluate and seek to acquire assets or businesses that we believe complement our existing business and related assets. We may acquire assets or businesses that we plan to use in a manner materially different from their prior owner’s use. Any acquisition involves potential risks, including:

•	the inability to integrate the operations of acquired businesses or assets;

•	the diversion of management’s attention from other business concerns;

•	the loss of customers or key employees from the acquired businesses;

•	a significant increase in our indebtedness; and

•	potential environmental or regulatory liabilities and title problems.

Management’s assessment of these risks is necessarily inexact and may not reveal or resolve all existing or potential problems associated with an acquisition. Realization of any of these risks could adversely affect our operations and cash flows. If we consummate any future acquisition, our capitalization and results of operations may change significantly, and you will not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining the application of these funds and other resources.

We continue to consider large acquisition candidates and transactions. The integration, financial and other risks discussed above will be amplified if the size of our future acquisitions increases.

Our acquisition strategy is based, in part, on our expectation of ongoing divestitures of gas processing and transportation assets by large industry participants. A material decrease in such divestitures will limit our opportunities for future acquisitions and could adversely affect our growth plans.

We are vulnerable to operational, regulatory and other risks associated with South Louisiana and the Gulf of Mexico, including the effects of adverse weather conditions such as hurricanes, because we have a significant portion of our assets located in South Louisiana.

Our operations and revenues will be significantly impacted by conditions in South Louisiana because we have a significant portion of our assets located in South Louisiana. This concentration of activity make us more vulnerable than many of our competitors to the risks associated with Louisiana and the Gulf of Mexico, including:

•	adverse weather conditions, including hurricanes and tropical storms;

•	delays or decreases in production, the availability of equipment, facilities or services; and

•	changes in the regulatory environment.

Because a significant portion of our operations could experience the same condition at the same time, these conditions could have a relatively greater impact on our results of operations than they might have on other midstream companies who have operations in a more diversified geographic area.

In addition, our operations in South Louisiana are dependent upon continued deep shelf drilling in the Gulf of Mexico. The deep shelf in the Gulf of Mexico is an area that has had limited historical drilling activity. This is due, in part, to its geological complexity and depth. Deep shelf development is more expensive and inherently more risky than conventional shelf drilling. A decline in the level of deep shelf drilling in the Gulf of Mexico could have a adverse effect on our financial condition and results of operations.

Our profitability is dependent upon prices and market demand for natural gas and NGLs, which are beyond our control and have been volatile.

We are subject to significant risks due to fluctuations in commodity prices. These risks are based upon three components of our business: (1) we purchase certain volumes of natural gas at a price that is a percentage of a relevant index; (2) certain processing contracts for our Gregory system and our Plaquemine and Gibson processing plants expose us to natural gas and NGL commodity price risks; and (3) part of our fees from our Conroe and Seminole gas plants as well as those acquired in the El Paso Acquisition are based on a portion of the NGLs produced, and, therefore, is subject to commodity price risks.

The margins we realize from purchasing and selling a portion of the natural gas that we transport through our pipeline systems decrease in periods of low natural gas prices because our gross margins related to such purchases are based on a percentage of the index price. For the years ended December 31, 2004 and 2005, we purchased approximately 9% and 7.5% respectively, of our gas at a percentage of relevant index. Accordingly, a decline in the price of natural gas could have an adverse impact on our results of operations.

A portion of our profitability is affected by the relationship between natural gas and NGL prices. For a component of our Gregory system and our Plaquemine plant and Gibson plant volumes, we purchase natural gas, process natural gas and extract NGLs, and then sell the processed natural gas and NGLs. A portion of our profits from the plants acquired in the El Paso Acquisition is dependent on NGL prices and elections by us and the producers. In cases where we process gas for producers when they have the ability to decide whether to process their gas, we may elect to receive a processing fee or we may retain and sell the NGLs and keep the producer whole on its sale of natural gas. Since we extract energy content, which we measure in Btus, from the gas stream in the form of the liquids or consume it as fuel during processing, we reduce the Btu content of the natural gas. Accordingly, our margins under these arrangements can be negatively affected in periods in which the value of natural gas is high relative to the value of NGLs.

In the past, the prices of natural gas and NGLs have been extremely volatile and we expect this volatility to continue. For example, in 2004, the NYMEX settlement price for natural gas for the prompt month contract ranged from a high of $7.98 per MMBtu to a low of $5.08 per MMBtu. In 2005, the same index ranged from $13.91 per MMBtu to $6.12 per MMBtu. A composite of the OPIS Mt. Belvieu monthly average liquids price based upon our average liquids composition in 2004 ranged from a high of approximately $0.98 per gallon to a low of approximately $0.66 per gallon. In 2005, the same composite ranged from approximately $1.16 per gallon to approximately $0.80 per gallon.

We may not be successful in balancing our purchases and sales. In addition, a producer could fail to deliver contracted volumes or deliver in excess of contracted volumes, or a consumer could purchase less than contracted volumes. Any of these actions could cause our purchases and sales not to be balanced. If our purchases and sales are not balanced, we will face increased exposure to commodity price risks and could have increased volatility in our operating income.

The markets and prices for residue gas and NGLs depend upon factors beyond our control. These factors include demand for oil, natural gas and NGLs, which fluctuate with changes in market and economic conditions and other factors, including:

•	the impact of weather on the demand for oil and natural gas;

•	the level of domestic oil and natural gas production;

•	the level of domestic industrial and manufacturing activity;

•	the availability of imported oil and natural gas;

•	actions taken by foreign oil and gas producing nations;

•	the availability of local, intrastate and interstate transportation systems;

•	the availability and marketing of competitive fuels;

•	the impact of energy conservation efforts; and

•	the extent of governmental regulation and taxation.

We must continually compete for natural gas supplies, and any decrease in our supplies of natural gas could adversely affect our financial condition and results of operations.

If we are unable to maintain or increase the throughput on our systems by accessing new natural gas supplies to offset the natural decline in reserves, our business and financial results could be materially, adversely affected. In addition, our future growth will depend, in part, upon whether we can contract for additional supplies at a greater rate than the rate of natural decline in our currently connected supplies.

In order to maintain or increase throughput levels in our natural gas gathering systems and asset utilization rates at our treating and processing plants, we must continually contract for new natural gas supplies. We may not be able to obtain additional contracts for natural gas supplies. The primary factors affecting our ability to connect new wells to our gathering facilities include our success in contracting for existing natural gas supplies that are not committed to other systems and the level of drilling activity near our gathering systems. Fluctuations in energy prices can greatly affect production rates and investments by third parties in the development of new oil and natural gas reserves. Drilling activity generally decreases as oil and natural gas prices decrease. Tax policy changes could have a negative impact on drilling activity, reducing supplies of natural gas available to our systems. We have no control over producers and depend on them to maintain sufficient levels of drilling activity. A material decrease in natural gas production or in the level of drilling activity in our principal geographic areas for a prolonged period, as a result of depressed commodity prices or otherwise, likely would have a material adverse effect on our results of operations and financial position.

A substantial portion of our assets is connected to natural gas reserves that will decline over time, and the cash flows associated with those assets will decline accordingly.

A substantial portion of our assets, including our gathering systems and our treating plants, is dedicated to certain natural gas reserves and wells for which the production will naturally decline over time. Accordingly, our cash flows associated with these assets will also decline. If we are unable to access new supplies of natural gas either by connecting additional reserves to our existing assets or by constructing or acquiring new assets that have access to additional natural gas reserves, our cash flows may decline.

Growing our business by constructing new pipelines and processing and treating facilities subjects us to construction risks, risks that natural gas supplies will not be available upon completion of the facilities and risks of construction delay and additional costs due to obtaining rights-of-way.

One of the ways we intend to grow our business is through the construction of additions to our existing gathering systems and construction of new pipelines and gathering, processing and treating facilities. The construction of pipelines and gathering, processing and treating facilities requires the expenditure of significant amounts of capital, which may exceed our expectations. Generally, we may have only limited natural gas supplies committed to these facilities prior to their construction. Moreover, we may construct facilities to capture anticipated future growth in production in a region in which anticipated production growth does not materialize. We may also rely on estimates of proved reserves in our decision to construct new pipelines and facilities, which may prove to be inaccurate because there are numerous uncertainties inherent in estimating quantities of proved reserves. As a result, new facilities may not be able to attract enough natural gas to achieve our expected investment return, which could adversely affect our results of operations and financial condition. In addition, we face the risks of construction delay and additional costs due to obtaining rights-of-way.

We have limited control over the development of certain assets because we are not the operator.

As the owner of non-operating interests in the Seminole gas processing plant, we do not have the right to direct or control the operation of the plant. As a result, the success of the activities conducted at the plant, which is operated by a third party, may be affected by factors outside of our control. The failure of the third-party operator to make decisions, perform its services, discharge its obligations, deal with regulatory agencies or comply with laws, rules and regulations affecting the plant, including environmental laws and regulations, in a proper manner could result in material adverse consequences to our interest and adversely affect our results of operations.

We expect to encounter significant competition in any new geographic areas into which we seek to expand and our ability to enter such markets may be limited.

As we expand our operations into new geographic areas, we expect to encounter significant competition for natural gas supplies and markets. Competitors in these new markets will include companies larger than us, which have both lower capital costs and greater geographic coverage, as well as smaller companies, which have lower total cost structures. As a result, we may not be able to successfully develop acquired assets and markets located in new geographic areas and our results of operations could be adversely affected.

We are exposed to the credit risk of our customers and counterparties, and a general increase in the nonpayment and nonperformance by our customers could have an adverse effect on our financial condition and results of operations.

Risks of nonpayment and nonperformance by our customers are a major concern in our business. We are subject to risks of loss resulting from nonpayment or nonperformance by our customers. Any increase in the nonpayment and nonperformance by our customers could adversely affect our results of operations.

We may not be able to retain existing customers or acquire new customers, which would reduce our revenues and limit our future profitability.

The renewal or replacement of existing contracts with our customers at rates sufficient to maintain current revenues and cash flows depends on a number of factors beyond our control, including competition from other pipelines, and the price of, and demand for, natural gas in the markets we serve.

For the year ended December 31, 2005, approximately 74% of our sales of gas which were transported using our physical facilities were to industrial end-users and utilities. As a consequence of the increase in competition in the industry and volatility of natural gas prices, end-users and utilities are reluctant to enter into long-term purchase contracts. Many end-users purchase natural gas from more than one natural gas company and have the ability to change providers at any time. Some of these end-users also have the ability to switch between gas and alternate fuels in response to relative price fluctuations in the market. Because there are numerous companies of greatly varying size and financial capacity that compete with us in the marketing of natural gas, we often compete in the end-user and utilities markets primarily on the basis of price. The inability of our management to renew or replace our current contracts as they expire and to respond appropriately to changing market conditions could have a negative effect on our profitability.

We depend on certain key customers, and the loss of any key customer could adversely affect financial results.

We derive a significant portion of our revenues from contracts with key customers. To the extent that these and other customers may reduce volumes of natural gas purchased under existing contracts, we would be adversely affected unless we were able to make comparably profitable arrangements with other customers. Agreements with key customers provide for minimum volumes of natural gas that each customer must purchase until the expiration of the term of the applicable agreement, subject to certain force majeure provisions. Customers may default on their obligations to purchase the minimum volumes required under the applicable agreements.

Our business involves many hazards and operational risks, some of which may not be fully covered by insurance.

Our operations are subject to the many hazards inherent in the gathering, compressing, treating and processing of natural gas and storage of residue gas, including:

•	damage to pipelines, related equipment and surrounding properties caused by hurricanes, floods, fires and other natural disasters and acts of terrorism;

•	inadvertent damage from construction and farm equipment;

•	leaks of natural gas, NGLs and other hydrocarbons; and

•	fires and explosions.

These risks could result in substantial losses due to personal injury and/or loss of life, severe damage to and destruction of property and equipment and pollution or other environmental damage and may result in curtailment or suspension of our related operations. Our operations are concentrated in Texas, Louisiana and the Mississippi Gulf Coast, and a natural disaster or other hazard affecting this region could have a material adverse effect on our operations. We are not fully insured against all risks incident to our business. In accordance with typical industry practice, we do not have any property insurance on any of our underground pipeline systems that would cover damage to the pipelines. We are not insured against all environmental accidents that might occur, other than those considered to be sudden and accidental. Our business interruption insurance covers only our Gregory processing plant. If a significant accident or event occurs that is not fully insured, it could adversely affect our operations and financial condition.

The threat of terrorist attacks has resulted in increased costs, and future war or risk of war may adversely impact our results of operations and our ability to raise capital.

Terrorist attacks or the threat of terrorist attacks cause instability in the global financial markets and other industries, including the energy industry. Uncertainty surrounding retaliatory military strikes or a sustained military campaign may affect our operations in unpredictable ways, including disruptions of fuel supplies and markets, and the possibility that infrastructure facilities, including pipelines, production facilities, and transmission and distribution facilities, could be direct targets, or indirect casualties, of an act of terror. Instability in the financial markets as a result of terrorism, the war in Iraq or future developments could also affect our ability to raise capital.

Changes in the insurance markets attributable to the threat of terrorist attacks have made certain types of insurance more difficult for us to obtain. Our insurance policies now generally exclude acts of terrorism. Such insurance is not available at what we believe to be acceptable pricing levels. A lower level of economic activity could also result in a decline in energy consumption, which could adversely affect our revenues or restrict our future growth.

Federal, state or local regulatory measures could adversely affect our business.

While the Federal Energy Regulatory Commission, or FERC, generally does not regulate any of our operations, directly or indirectly, it influences certain aspects of our business and the market for our products. As a raw natural gas gatherer, we generally are exempt from FERC regulation under the Natural Gas Act of 1938, or NGA, but FERC regulation still significantly affects our business. In recent years, FERC has pursued pro-competitive policies in its regulation of interstate natural gas pipelines. However, we cannot assure you that FERC will continue this approach as it considers matters such as pipeline rates and rules and policies that may affect rights of access to natural gas transportation capacity.

Some of our intrastate natural gas transmission pipelines are subject to regulation as a common carrier and as a gas utility by the Texas Railroad Commission, or TRRC. The TRRC’s jurisdiction extends to both rates and pipeline safety. The rates we charge for transportation services are deemed just and reasonable under Texas law unless challenged in a complaint. Should a complaint be filed or should regulation become more active, our business may be adversely affected.

Other state and local regulations also affect our business. We are subject to ratable take and common purchaser statutes in the states where we operate. Ratable take statutes generally require gatherers to take, without undue discrimination, natural gas production that may be tendered to the gatherer for handling. Similarly, common purchaser statutes generally require gatherers to purchase without undue discrimination as to source of supply or producer. These statutes have the effect of restricting our right as an owner of gathering facilities to decide with whom we contract to purchase or transport natural gas. Federal law leaves any economic regulation of natural gas gathering to the states, and some of the states in which we operate have adopted complaint-based or other limited economic regulation of natural gas gathering activities. States in which we operate that have adopted some form of complaint-based regulation, like Oklahoma and Texas, generally allow natural gas producers and shippers to file complaints with state regulators in an effort to resolve grievances relating to natural gas gathering access and rate discrimination.

The states in which we conduct operations administer federal pipeline safety standards under the Pipeline Safety Act of 1968. The “rural gathering exemption” under the Natural Gas Pipeline Safety Act of 1968 presently exempts substantial portions of our gathering facilities from jurisdiction under that statute, including those portions located outside of cities, towns, or any area designated as residential or commercial, such as a subdivision or shopping center. The “rural gathering exemption,” however, may be restricted in the future, and it does not apply to our natural gas transmission pipelines. In response to recent pipeline accidents in other parts of the country, Congress and the Department of Transportation have passed or are considering heightened pipeline safety requirements.

Compliance with pipeline integrity regulations issued by the TRRC, or those issued by the United States Department of Transportation, or DOT, in December of 2003 could result in substantial expenditures for testing, repairs and replacement. TRRC regulations require periodic testing of all intrastate pipelines meeting certain size and location requirements. Our costs relating to compliance with the required testing under the TRRC regulations were approximately $0.3 million for the year ended December 31, 2005 and $1.9 million in 2004 and we expect the costs for compliance with TRRC and DOT regulations to be $2.4 million in the aggregate during 2006 and 2007. If our pipelines fail to meet the safety standards mandated by the TRRC or the DOT regulations, then we may be required to repair or replace sections of such pipelines, the cost of which cannot be estimated at this time.

Our business involves hazardous substances and may be adversely affected by environmental regulation.

Many of the operations and activities of our gathering systems, plants and other facilities, including the natural gas and processing liquids business in South Louisiana recently acquired from El Paso, are subject to significant federal, state and local environmental laws and regulations. These laws and regulations impose obligations related to air emissions and discharge of pollutants from our facilities and the cleanup of hazardous substances and other wastes that may have been released at properties currently or previously owned or operated by us or locations to which we have sent wastes for treatment or disposal. Various governmental authorities have the power to enforce compliance with these regulations and the permits issued under them, and violators are subject to administrative, civil and criminal penalties, including civil fines, injunctions or both. Strict, joint and several liability may be incurred under these laws and regulations for the remediation of contaminated areas. Private parties, including the owners of properties through which our gathering systems pass, may also have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property damage.

There is inherent risk of the incurrence of significant environmental costs and liabilities in our business due to our handling of natural gas and other petroleum products, air emissions related to our operations, historical industry operations, waste disposal practices and the prior use of natural gas flow meters containing mercury. In addition, the possibility exists that stricter laws, regulations or enforcement policies could significantly increase our compliance costs and the cost of any remediation that may become necessary. We may incur material environmental costs and liabilities. Furthermore, our insurance may not provide sufficient coverage in the event an environmental claim is made against us.

Our business may be adversely affected by increased costs due to stricter pollution control requirements or liabilities resulting from non-compliance with required operating or other regulatory permits. New environmental regulations might adversely affect our products and activities, including processing, storage and transportation, as well as waste management and air emissions. Federal and state agencies could also impose additional safety requirements, any of which could affect our profitability.

Our use of derivative financial instruments has in the past and could in the future result in financial losses or reduce our income.

We use over-the-counter price and basis swaps with other natural gas merchants and financial institutions, and we use futures and option contracts traded on the New York Mercantile Exchange. Use of these instruments is intended to reduce our exposure to short-term volatility in commodity prices. We could incur financial losses or fail to recognize the full value of a market opportunity as a result of volatility in the market values of the underlying commodities or if one of our counterparties fails to perform under a contract.

Due to our lack of asset diversification, adverse developments in our gathering, transmission, treating, processing and commercial services businesses would materially impact our financial condition.

We rely exclusively on the revenues generated from our gathering, transmission, treating, processing and commercial services businesses, and as a result our financial condition depends upon prices of, and continued demand for, natural gas and NGLs. Due to our lack of asset diversification, an adverse development in one of these businesses would have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets.

Our success depends on key members of our management, the loss or replacement of whom could disrupt our business operations.

We depend on the continued employment and performance of the officers of the general partner of our general partner and key operational personnel. The general partner of our general partner has entered into employment agreements with each of its executive officers. If any of these officers or other key personnel resign or become unable to continue in their present roles and are not adequately replaced, our business operations could be materially adversely affected. We do not maintain any “key man” life insurance for any officers.

Risks Inherent in an Investment in Us

Crosstex Energy, Inc. controls our general partner and owned a 38% limited partner interest in us as of May 1, 2006. Our general partner has conflicts of interest and limited fiduciary responsibilities, which may permit our general partner to favor its own interests.

As of May 1, 2006, Crosstex Energy, Inc., or CEI, indirectly owned an aggregate limited partner interest of approximately 38% in us. In addition, CEI owns and controls our general partner. Due to its control of our general partner and the size of its limited partner interest in us, CEI effectively controls all limited partnership decisions, including any decisions related to the removal of our general partner. Conflicts of interest may arise in the future between CEI and its affiliates, including our general partner, on the one hand, and our partnership, on the other hand. As a result of these conflicts our general partner may favor its own interests and those of its affiliates over our interests. These conflicts include, among others, the following situations:

Conflicts Relating to Control:

•	our partnership agreement limits our general partner’s liability and reduces its fiduciary duties, while also restricting the remedies available to our unitholders for actions that might, without these limitations, constitute breaches of fiduciary duty by our general partner;

•	in resolving conflicts of interest, our general partner is allowed to take into account the interests of parties in addition to unitholders, which has the effect of limiting its fiduciary duties to the unitholders;

•	our general partner’s affiliates may engage in limited competition with us;

•	our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates;

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us;

•	in some instances our general partner may cause us to borrow funds from affiliates of the general partner or from third parties in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on our subordinated units or to make incentive distributions or hasten the expiration of the subordination period; and

•	our partnership agreement gives our general partner broad discretion in establishing financial reserves for the proper conduct of our business. These reserves also will affect the amount of cash available for distribution. Our general partner may establish reserves for distribution on our subordinated units, but only if those reserves will not prevent us from distributing the full minimum quarterly distribution, plus any arrearages, on the common units for the following four quarters.

Conflicts Relating to Costs:

•	our general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuance of additional limited partner interests and reserves, each of which can affect the amount of cash that is available for the payment of principal and interest on the notes;

•	our general partner determines which costs incurred by it and its affiliates are reimbursable by us; and

•	our general partner is not restricted from causing us to pay it or its affiliates for any services rendered on terms that are fair and reasonable to us or entering into additional contractual arrangements with any of these entities on our behalf.

Our unitholders have no right to elect our general partner or the directors of its general partner and have limited ability to remove our general partner.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business, and therefore limited ability to influence management’s decisions regarding our business. Unitholders did not elect our general partner or the board of directors of its general partner and have no right to elect our general partner or the board of directors of its general partner on an annual or other continuing basis.

Furthermore, if unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. The general partner generally may not be removed except upon the vote of the holders of 66 2/3% of the outstanding units voting together as a single class.

Because affiliates of the general partner controlled approximately 38% of all the units as of May 1, 2006, the general partner could not be removed without the consent of the general partner and its affiliates. Also, if the general partner is removed without cause during the subordination period and units held by the general partner and its affiliates are not voted in favor of that removal, all remaining subordinated units will automatically be converted into common units and any existing arrearages on the common units will be extinguished. A removal without cause would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units which would otherwise have continued until we had met certain distribution and performance tests.

Cause is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable for actual fraud, gross negligence, or willful or wanton misconduct in its capacity as our general partner. Cause does not include, in most cases, charges of poor management of the business, so the removal of the general partner because of the unitholders’ dissatisfaction with the general partner’s performance in managing our partnership will most likely result in the termination of the subordination period.

In addition, unitholders’ voting rights are further restricted by the partnership agreement provision providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of the general partner’s general partner, cannot be voted on any matter. In addition, the partnership agreement contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

As a result of these provisions, it will be more difficult for a third party to acquire our partnership without first negotiating such a purchase with our general partner and, as a result, you are less likely to receive a takeover premium.

Cost reimbursements due our general partner may be substantial and will reduce the cash available for distribution to you.

Prior to making any distributions on the units, we reimburse our general partner and its affiliates, including officers and directors of our general partner, for all expenses they incur on our behalf. The reimbursement of expenses could adversely affect our ability to make distributions to our unitholders. Our general partner has sole discretion to determine the amount of these expenses.

The control of our general partner may be transferred to a third party, and that third party could replace our current management team.

The general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, there is no restriction in the partnership agreement on the ability of the owner of the general partner from transferring its ownership interest in the general partner to a third party. The new owner of the general partner would then be in a position to replace the board of directors and officers of the general partner with its own choices and to control the decisions taken by the board of directors and officers.

Our general partner’s absolute discretion in determining the level of cash reserves may adversely affect our ability to make cash distributions to our unitholders.

Our partnership agreement requires our general partner to deduct from operating surplus cash reserves that in its reasonable discretion are necessary to fund our future operating expenditures. In addition, the partnership agreement permits our general partner to reduce available cash by establishing cash reserves for the proper conduct of our business, to comply with applicable law or agreements to which we are a party or to provide funds for future distributions to partners. These cash reserves will affect the amount of cash available for distribution to our unitholders.

Our partnership agreement contains provisions that reduce the remedies available to unitholders for actions that might otherwise constitute a breach of fiduciary duty by our general partner.

Our partnership agreement limits the liability and reduces the fiduciary duties of our general partner to the unitholders. The partnership agreement also restricts the remedies available to unitholders for actions that would otherwise constitute breaches of our general partner’s fiduciary duties. If you choose to purchase a common unit, you will be treated as having consented to the various actions contemplated in the partnership agreement and conflicts of interest that might otherwise be considered a breach of fiduciary duties under applicable state law.

We may issue additional common units without your approval, which would dilute your ownership interests.

During the subordination period, our general partner, without the approval of our unitholders, may cause us to issue up to 2,632,000 additional common units. Our general partner may also cause us to issue an unlimited number of additional common units or other equity securities of equal rank with the common units, without unitholder approval, in a number of circumstances such as:

•	the issuance of common units in connection with acquisitions that increase cash flow from operations per unit on a pro forma basis;

•	the conversion of subordinated units into common units;

•	the conversion of units of equal rank with the common units into common units under some circumstances;

•	the conversion of the general partner interest and the incentive distribution rights into common units as a result of the withdrawal of our general partner;

•	issuances of common units under our long-term incentive plan; or

•	issuances of common units to repay indebtedness, the cost of which to service is greater than the distribution obligations associated with the units issued in connection with the debt’s retirement.

The issuance of additional common units or other equity securities of equal or senior rank will have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

After the end of the subordination period, we may issue an unlimited number of limited partner interests of any type without the approval of our unitholders. Our partnership agreement does not give our unitholders the right to approve our issuance of equity securities ranking junior to the common units at any time.

Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price. As a result, you may be required to sell your common units at an undesirable time or price and may therefore not receive any return on your investment. You may also incur a tax liability upon a sale of your units. For additional information about the call right, please read “Description of Our Partnership Agreement — Limited Call Right.”

You may not have limited liability if a court finds that unitholder action constitutes control of our business.

You could be held liable for our obligations to the same extent as a general partner if a court determined that the right or the exercise of the right by our unitholders to remove or replace our general partner, to approve amendments to our partnership agreement, or to take other action under our partnership agreement constituted participation in the “control” of our business, to the extent that a person who has transacted business with the partnership reasonably believes, based on your conduct, that you are a general partner. Our general partner generally has unlimited liability for the obligations of the partnership, such as its debts and environmental liabilities, except for those contractual obligations of the partnership that are expressly made without recourse to our general partner. In addition, Section 17-607 of the Delaware Revised Uniform Limited Partnership Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of that section may be liable to the limited partnership for the amount of the distribution for a period of three years from the date of the distribution. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some of the other states in which we do business. Please read “Description of the Common Units — Limited Liability” for a discussion of the implications of the limitations on liability to a unitholder.

Risks Related to Debt Securities

We have a holding company structure in which our subsidiaries conduct our operations and own our operating assets.

We have a holding company structure, and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the ownership interests in our subsidiaries. As a result, our ability to make required payments on the debt securities depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, credit facilities and applicable state partnership laws and other laws and regulations. Pursuant to the credit facilities, we may be required to establish cash reserves for the future payment of principal and interest on the amounts outstanding under the credit facilities. If we are unable to obtain the funds necessary to pay the principal amount at maturity of the debt securities, or to repurchase the debt securities upon the occurrence of a change of control, we may be required to adopt one or more alternatives, such as a refinancing of the debt securities. We cannot assure you that we would be able to refinance the debt securities.

If we issue unsecured debt securities, your right to receive payments on the debt securities will be unsecured and will be effectively subordinated to our existing and future secured indebtedness and to indebtedness of any of our subsidiaries who do not guarantee the debt securities.

Any unsecured debt securities, including any guarantees, issued by us or any Subsidiary Guarantors will be effectively subordinated to the claims of our secured creditors. In the event of the insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of our business or that of any Subsidiary Guarantors, their secured creditors would generally have the right to be paid in full before any distribution is made to the holders of the unsecured debt securities. Furthermore, if any of our subsidiaries do not guarantee the unsecured securities, these debt securities will be effectively subordinated to the claims of all creditors, including trade creditors and tort claimants, of those subsidiaries. In the event of the insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of the business of a subsidiary that is not a guarantor, creditors of that subsidiary would generally have the right to be paid in full before any distribution is made to the issuer of the unsecured debt securities or the holders of the unsecured debt securities.

We do not have the same flexibility as other types of organizations to accumulate cash, which may limit cash available to service the debt securities or to repay them at maturity.

Unlike a corporation, our partnership agreement requires us to distribute on a quarterly basis, 100% of our available cash to our unitholders of record and our general partner. Available cash is generally all of our cash on hand at the end of each quarter, after payment of fees and expenses and the establishment of cash reserves by our general partner in its discretion. Our general partner determines the amount and timing of cash distributions and has broad discretion to establish and make additions to our reserves or the reserves of our operating partnerships in amounts the general partner determines in its reasonable discretion to be necessary or appropriate:

•	to provide for the proper conduct of our business and the businesses of our operating partnerships (including reserves for future capital expenditures and for our anticipated future credit needs);

•	to provide funds for distributions to our unitholders and our general partner from any one or more of the next four calendar quarters; or

•	to comply with applicable law or any of our loan or other agreements.

Depending on the timing and amount of our cash distributions to unitholders and because we are not required to accumulate cash for the purpose of meeting obligations to holders of any debt securities, such distributions could significantly reduce the cash available to us in subsequent periods to make payments on any debt securities.

Tax Risks to Our Unitholders

You are urged to read “Material Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to entity level taxation by individual states. If the IRS treats us as a corporation or we become subject to entity level taxation for state tax purposes, it would substantially reduce the amount of cash available for distribution to you.

The anticipated after-tax economic benefit of an investment in us depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other matter affecting us.

If we were treated as a corporation for federal income tax purposes, we would pay tax on our income at corporate rates of up to 35% (under the law as of the date of this prospectus) and we would probably pay state income taxes as well. In addition, distributions to unitholders would generally be taxed again as corporate distributions and none of our income, gains, losses, or deductions would flow through to unitholders. Because a tax would be imposed upon us as a corporation, the cash available for distribution to unitholders would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to the unitholders and thus would likely result in a material reduction in the value of the common units.

A change in current law or a change in our business could cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. In addition, because of widespread state budget deficits, several states are evaluating ways to subject partnerships to entity level taxation through the imposition of state income, franchise and other forms of taxation. If any of these states were to impose a tax on us, the cash available for distribution to unitholders would be reduced. Our partnership agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state, or local income tax purposes, the minimum quarterly distribution amount and the target distribution amounts will be decreased to reflect the impact of that law on us.

A successful IRS contest of the federal income tax positions we take may adversely impact the market for our common units and the costs of any contest will be borne by us and, therefore, indirectly by our unitholders and our general partner.

We have not requested any ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes or any other matter affecting us. The IRS may adopt positions that differ from our counsel’s conclusions expressed in this prospectus or from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take. A court may not agree with all of our counsel’s conclusions or the positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the prices at which our common units trade. In addition, our costs of any contest with the IRS will be borne by us and therefore indirectly by our unitholders and our general partner since such costs will reduce the amount of cash available for distribution by us.

Unitholders may be required to pay taxes on income from us even if they do not receive any cash distributions from us.

Because our unitholders will be treated as partners to whom we will allocate taxable income which could be different in amount than the cash we distribute, they will be required to pay federal income taxes and, in some cases, state, local, and foreign income taxes on their share of our taxable income even if they do not receive cash distributions from us. Unitholders may not receive cash distributions equal to their share of our taxable income or even the tax liability that results from that income.

Tax gain or loss on the disposition of our common units could be different than expected.

Unitholders who sell common units will recognize gain or loss equal to the difference between the amount realized and their tax basis in those common units. Prior distributions in excess of the total net taxable income allocated for a common unit, which decreased the tax basis in that common unit, will, in effect, become taxable income to the unitholder if the common unit is sold at a price greater than the tax basis in that common unit, even if the price received is less than the original cost. A substantial portion of the amount realized, whether or not representing gain, will likely be ordinary income to the unitholder. Should the IRS successfully contest some positions we take, unitholders could recognize more gain on the sale of units than would be the case under those positions, without the benefit of decreased income in prior years. In addition, unitholders who sell units may incur a tax liability in excess of the amount of cash they receive from the sale.

Tax-exempt entities and foreign persons face unique tax issues from owning common units that may result in adverse tax consequences to them.

Investment in common units by tax-exempt entities, such as individual retirement accounts (known as IRAs) and non-U.S. persons, raises issues unique to them. For example, virtually all of our income allocated to organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes, at the highest applicable effective tax rate, and non-U.S. persons will be required to file federal income tax returns and generally pay tax on their share of our taxable income. If you are a tax-exempt entity or a foreign person, you should consult your tax advisor before investing in our common units.

We will determine the tax benefits that are available to an owner of units without regard to the units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

Because we cannot match transferors and transferees of common units and because of other reasons, we will take depreciation and amortization positions that may not conform to all aspects of the Treasury regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to unitholders. It also could affect the timing of these tax benefits or the amount of gain from the sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to the tax returns of unitholders.

The sale or exchange of 50% or more of our capital and profits interests within a 12-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have terminated our partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. Our termination would, among other things, result in the closing of our taxable year for all unitholders and could result in a deferral of depreciation deductions allowable in computing our taxable income. Please read “Material Tax Consequences — Disposition of Common Units — Constructive Termination” for a discussion of the consequences of our termination for federal income tax purposes.

As a result of investing in our common units, unitholders will likely be subject to state and local taxes and return filing requirements in jurisdictions where they do not live.

In addition to federal income taxes, unitholders will likely be subject to other taxes such as state and local income taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we do business or own property. Unitholders will likely be required to file state, local and foreign income tax returns and pay state, local and foreign income taxes in some or all of the various jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. We own property or conduct business in Texas, Oklahoma, Louisiana, New Mexico, Arkansas, Mississippi and Alabama. Oklahoma, Louisiana, New Mexico, Arkansas, Mississippi and Alabama impose an income tax, generally. Texas does not impose a state income tax on individuals, but does impose a franchise tax on limited liability companies and corporations in certain circumstances. Texas does not impose a franchise tax on partnerships at this time. We may do business or own property in other states or foreign countries in the future. It is the responsibility of each unitholder to file all federal, state, local, and foreign tax returns. Our counsel has not rendered an opinion on the state, local, or foreign tax consequences of owning our common units.

FORWARD-LOOKING STATEMENTS

Some of the information included in this prospectus, any prospectus supplement and the documents we incorporate by reference contain “forward-looking” statements. These statements discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to us, based on the current beliefs of our management as well as assumptions made by, and information currently available to, management. Words such as “may,” “will,” “anticipate,” “believe,” “expect,” “estimate,” “intend,” “project” and other similar phrases or expressions identify forward-looking statements. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus, any prospectus supplement and the documents we have incorporated by reference.

These forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by these forward-looking statements for a number of important reasons, including those discussed under “Risk Factors” beginning on page 3, and elsewhere in this prospectus.

You should read these statements carefully because they discuss our expectations about our future performance, contain projections of our future operating results or our future financial condition, or state other “forward-looking” information. Before you invest, you should be aware that the occurrence of any of the events described in “Risk Factors” beginning on page 3 and elsewhere in this prospectus could substantially harm our business, results of operations and financial condition. We disclaim any obligation to announce publicly the result of any revision to any of the forward-looking information to reflect future events or developments.

USE OF PROCEEDS

Unless we specify otherwise in any prospectus supplement, we will use the net proceeds we receive from the sale of securities covered by this prospectus for general partnership purposes, which may include, among other things:

•	paying or refinancing all or a portion of our indebtedness outstanding at the time; and

•	funding working capital, capital expenditures or acquisitions.

The actual application of proceeds from the sale of any particular offering of securities using this prospectus will be described in the applicable prospectus supplement relating to such offering. The precise amount and timing of the application of these proceeds will depend upon our funding requirements and the availability and cost of other funds.

RATIO OF EARNINGS TO FIXED CHARGES

The table below sets forth the ratio of earnings to fixed charges for us and our predecessor for each of the periods indicated:

	Historical
							Three Months
	Year Ended December 31,						Ended March 31,
	2001		2002	2003	2004	2005	2006

Ratio of Earnings to Fixed Charges	—(a	)	1.7x	5.5x	3.6x	2.2x	1.2x

For purposes of calculating the ratios of earnings to fixed charges:

•	“earnings” represent net income before adjustment for minority interest in subsidiary plus fixed charges less minority interest in the income of subsidiaries that have not incurred fixed charges; and

•	“fixed charges” represent interest expense, which includes the amortization of capitalized expenses relating to indebtedness.

(a) Earnings were inadequate to cover fixed charges by $3.9 million for the year ended December 31, 2001.

DESCRIPTION OF THE DEBT SECURITIES

Crosstex Energy, L.P. may issue senior debt securities under an indenture among Crosstex Energy, L.P., as issuer, the Subsidiary Guarantors, if any, and a trustee that we will name in the related prospectus supplement. We refer to this indenture as the Crosstex Energy senior indenture. Crosstex Energy, L.P. may also issue subordinated debt securities under an indenture to be entered into among Crosstex Energy, L.P., the Subsidiary Guarantors, if any, and the trustee. We refer to this indenture as the Crosstex Energy subordinated indenture.

We refer to the Crosstex Energy senior indenture and the Crosstex Energy subordinated indenture together as the indentures. The debt securities will be governed by the provisions of the related indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939.

We have summarized material provisions of the indentures, the debt securities and the guarantees below. This summary is not complete. We have filed the form of senior indentures and the form of subordinated indentures with the SEC as exhibits to the registration statement of which this prospectus forms a part, and you should read the indentures for provisions that may be important to you.

Unless the context otherwise requires, references in this “Description of the Debt Securities” to “we,” “us” and “our” mean Crosstex Energy, L.P. and references in this prospectus to an “indenture” refer to the particular indenture under which we issue a series of debt securities.

Provisions Applicable to Each Indenture

General.  Any series of debt securities:

•	will be general obligations of the issuer;

•	will be general obligations of the Subsidiary Guarantors if they are guaranteed by the Subsidiary Guarantors; and

•	may be subordinated to the Senior Indebtedness of Crosstex Energy, L.P. and the Subsidiary Guarantors.

The indentures do not limit the amount of debt securities that may be issued under any indenture, and do not limit the amount of other indebtedness or securities that we may issue. We may issue debt securities under the indentures from time to time in one or more series, each in an amount authorized prior to issuance.

No indenture contains any covenants or other provisions designed to protect holders of the debt securities in the event we participate in a highly leveraged transaction or upon a change of control. The indentures also do not contain provisions that give holders the right to require us to repurchase their securities in the event of a decline in our credit ratings for any reason, including as a result of a takeover, recapitalization or similar restructuring or otherwise.

Terms.  We will prepare a prospectus supplement and either a supplemental indenture, or authorizing resolutions of the board of directors of our general partner’s general partner, accompanied by an officers’ certificate, relating to any series of debt securities that we offer, which will include specific terms relating to some or all of the following:

•	whether the debt securities will be senior or subordinated debt securities;

•	the form and title of the debt securities of that series;

•	the total principal amount of the debt securities of that series;

•	whether the debt securities will be issued in individual certificates to each holder or in the form of temporary or permanent global securities held by a depositary on behalf of holders;

•	the date or dates on which the principal of and any premium on the debt securities of that series will be payable;

•	any interest rate which the debt securities of that series will bear, the date from which interest will accrue, interest payment dates and record dates for interest payments;

•	any right to extend or defer the interest payment periods and the duration of the extension;

•	whether and under what circumstances any additional amounts with respect to the debt securities will be payable;

•	whether debt securities are entitled to the benefits of any guarantee of any Subsidiary Guarantor;

•	the place or places where payments on the debt securities of that series will be payable;

•	any provisions for optional redemption or early repayment;

•	any provisions that would require the redemption, purchase or repayment of debt securities;

•	the denominations in which the debt securities will be issued;

•	whether payments on the debt securities will be payable in foreign currency or currency units or another form and whether payments will be payable by reference to any index or formula;

•	the portion of the principal amount of debt securities that will be payable if the maturity is accelerated, if other than the entire principal amount;

•	any additional means of defeasance of the debt securities, any additional conditions or limitations to defeasance of the debt securities or any changes to those conditions or limitations;

•	any changes or additions to the events of default or covenants described in this prospectus;

•	any restrictions or other provisions relating to the transfer or exchange of debt securities;

•	any terms for the conversion or exchange of the debt securities for our other securities or securities of any other entity;

•	any changes to the subordination provisions for the subordinated debt securities; and

•	any other terms of the debt securities of that series.

This description of debt securities will be deemed modified, amended or supplemented by any description of any series of debt securities set forth in a prospectus supplement related to that series.

We may sell the debt securities at a discount, which may be substantial, below their stated principal amount. These debt securities may bear no interest or interest at a rate that at the time of issuance is below market rates. If we sell these debt securities, we will describe in the prospectus supplement any material United States federal income tax consequences and other special considerations.

If we sell any of the debt securities for any foreign currency or currency unit or if payments on the debt securities are payable in any foreign currency or currency unit, we will describe in the prospectus supplement the restrictions, elections, tax consequences, specific terms and other information relating to those debt securities and the foreign currency or currency unit.

The Subsidiary Guarantees.  The Subsidiary Guarantors may fully, irrevocably and unconditionally guarantee on an unsecured basis all series of debt securities of Crosstex Energy, L.P. and will execute a notation of guarantee as further evidence of their guarantee. The applicable prospectus supplement will describe the terms of any guarantee by the Subsidiary Guarantors.

If a series of senior debt securities of Crosstex Energy, L.P. is so guaranteed, the Subsidiary Guarantors’ guarantee of the senior debt securities will be the Subsidiary Guarantors’ unsecured and unsubordinated general obligation, and will rank on a parity with all of the Subsidiary Guarantors’ other unsecured and unsubordinated indebtedness. If a series of subordinated debt securities of Crosstex Energy, L.P. is so guaranteed, the Subsidiary Guarantors’ guarantee of the subordinated debt securities will be the Subsidiary Guarantors’ unsecured general obligation and will be subordinated to all of the Subsidiary Guarantors’ other unsecured and unsubordinated indebtedness.

The obligations of each Subsidiary Guarantor under its guarantee of the debt securities will be limited to the maximum amount that will not result in the obligations of the Subsidiary Guarantor under the guarantee constituting a fraudulent conveyance or fraudulent transfer under federal or state law, after giving effect to:

•	all other contingent and fixed liabilities of the Subsidiary Guarantor; and

•	any collections from or payments made by or on behalf of any other Subsidiary Guarantors in respect of the obligations of the Subsidiary Guarantor under its guarantee.

The guarantee of any Subsidiary Guarantor may be released under certain circumstances. If we exercise our legal or covenant defeasance option with respect to debt securities of a particular series as described below in ‘‘— Defeasance,” then any Subsidiary Guarantor will be released with respect to that series. Further, if no default has occurred and is continuing under the indentures, and to the extent not otherwise prohibited by the indentures, a Subsidiary Guarantor will be unconditionally released and discharged from the guarantee:

•	automatically upon any sale, exchange or transfer, whether by way of merger or otherwise, to any person that is not our affiliate, of all of our direct or indirect limited partnership or other equity interests in the Subsidiary Guarantor;

•	automatically upon the merger of the Subsidiary Guarantor into us or any other Subsidiary Guarantor or the liquidation and dissolution of the Subsidiary Guarantor; or

•	following delivery of a written notice by us to the trustee, upon the release of all guarantees by the Subsidiary Guarantor of any debt of ours for borrowed money for a purchase money obligation or for a guarantee of either, except for any series of debt securities.

Consolidation, Merger and Sale of Assets.  The indentures generally permit a consolidation or merger involving Crosstex Energy, L.P. or the Subsidiary Guarantors. They also permit Crosstex Energy, L.P. or the Subsidiary Guarantors, as applicable, to lease, transfer or dispose of all or substantially all of its assets. Each of Crosstex Energy, L.P. and the Subsidiary Guarantors has agreed, however, that it will not consolidate with or merge into any entity (other than Crosstex Energy, L.P. or a Subsidiary Guarantor, as applicable) or lease, transfer or dispose of all or substantially all of its assets to any entity (other than Crosstex Energy, L.P. or a Subsidiary Guarantor, as applicable) unless:

•	it is the continuing entity; or

•	if it is not the continuing entity, the resulting entity or transferee is organized and existing under the laws of any United States jurisdiction and assumes the performance of its covenants and obligations under the indentures; and

•	in either case, immediately after giving effect to the transaction, no default or event of default would occur and be continuing or would result from the transaction.

Upon any such consolidation, merger or asset lease, transfer or disposition involving Crosstex Energy, L.P. or the Subsidiary Guarantors, the resulting entity or transferee will be substituted for Crosstex Energy, L.P. or the Subsidiary Guarantors, as applicable, under the applicable indenture and debt securities. In the case of an asset transfer or disposition other than a lease, Crosstex Energy, L.P. or the Subsidiary Guarantors, as applicable, will be released from the applicable indenture.

Events of Default.  Unless we inform you otherwise in the applicable prospectus supplement, the following are events of default with respect to a series of debt securities:

•	failure to pay interest on that series of debt securities when due that continues for 30 days;

•	default in the payment of principal of or premium, if any, on any debt securities of that series when due at its stated maturity, upon redemption, upon required repurchase or otherwise;

•	default in the payment of any sinking fund payment on any debt securities of that series when due;

•	failure by the issuer or, if the series of debt securities is guaranteed by any Subsidiary Guarantors, by such Subsidiary Guarantor, to comply for 60 days with the other agreements contained in the indentures, any supplement to the indentures or any board resolution authorizing the issuance of that series after written notice by the trustee or by the holders of at least 25% in principal amount of the outstanding debt securities issued under that indenture that are affected by that failure;

•	certain events of bankruptcy, insolvency or reorganization of the issuer or, if the series of debt securities is guaranteed by any Subsidiary Guarantor, of any such Subsidiary Guarantor;

•	if the series of debt securities is guaranteed by any Subsidiary Guarantor:

•	any of the guarantees ceases to be in full force and effect, except as otherwise provided in the indentures;

•	any of the guarantees is declared null and void in a judicial proceeding; or

•	any Subsidiary Guarantor denies or disaffirms its obligations under the indentures or its guarantee; and

•	any other event of default provided for in that series of debt securities.

A default under one series of debt securities will not necessarily be a default under another series. The trustee may withhold notice to the holders of the debt securities of any default or event of default (except in any payment on the debt securities) if the trustee considers it in the interest of the holders of the debt securities to do so.

If an event of default for any series of debt securities occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of the series affected by the default (or, in some cases, 25% in principal amount of all debt securities issued under the applicable indenture that are affected, voting as one class) may declare the principal of and all accrued and unpaid interest on those debt securities to be due and payable. If an event of default relating to certain events of bankruptcy, insolvency or reorganization occurs, the principal of and interest on all the debt securities issued under the applicable indenture will become immediately due and payable without any action on the part of the trustee or any holder. The holders of a majority in principal amount of the outstanding debt securities of the series affected by the default (or, in some cases, of all debt securities issued under the applicable indenture that are affected, voting as one class) may in some cases rescind this accelerated payment requirement.

A holder of a debt security of any series issued under each indenture may pursue any remedy under that indenture only if:

•	the holder gives the trustee written notice of a continuing event of default for that series;

•	the holders of at least 25% in principal amount of the outstanding debt securities of that series make a written request to the trustee to pursue the remedy;

•	the holders offer to the trustee indemnity satisfactory to the trustee;

•	the trustee fails to act for a period of 60 days after receipt of the request and offer of indemnity; and

•	during that 60-day period, the holders of a majority in principal amount of the debt securities of that series do not give the trustee a direction inconsistent with the request.

This provision does not, however, affect the right of a holder of a debt security to sue for enforcement of any overdue payment.

In most cases, holders of a majority in principal amount of the outstanding debt securities of a series (or of all debt securities issued under the applicable indenture that are affected, voting as one class) may direct the time, method and place of:

•	conducting any proceeding for any remedy available to the trustee; and

•	exercising any trust or power conferred upon the trustee relating to or arising as a result of an event of default.

The issuer is required to file each year with the trustee a written statement as to its compliance with the covenants contained in the applicable indenture.

Modification and Waiver.  Each indenture may be amended or supplemented if the holders of a majority in principal amount of the outstanding debt securities of all series issued under that indenture that are affected by the amendment or supplement (acting as one class) consent to it. Without the consent of the holder of each debt security affected, however, no modification may:

•	reduce the amount of debt securities whose holders must consent to an amendment, a supplement or a waiver;

•	reduce the rate of or change the time for payment of interest on the debt security;

•	reduce the principal of the debt security or change its stated maturity;

•	reduce any premium payable on the redemption of the debt security or change the time at which the debt security may or must be redeemed;

•	change any obligation to pay additional amounts on the debt security;

•	make payments on the debt security payable in currency other than as originally stated in the debt security;

•	impair the holder’s right to institute suit for the enforcement of any payment on or with respect to the debt security;

•	make any change in the percentage of principal amount of debt securities necessary to waive compliance with certain provisions of the indenture or to make any change in the provision related to modification;

•	modify the provisions relating to the subordination of any subordinated debt security in a manner adverse to the holder of that security;

•	waive a continuing default or event of default regarding any payment on the debt securities; or

•	release any Subsidiary Guarantor or modify the guarantee of any Subsidiary Guarantor in any manner adverse to the holders.

Each indenture may be amended or supplemented or any provision of that indenture may be waived without the consent of any holders of debt securities issued under that indenture:

•	to cure any ambiguity, omission, defect or inconsistency;

•	to provide for the assumption of the issuer’s obligations under the indentures by a successor upon any merger, consolidation or asset transfer permitted under the indenture;

•	to provide for uncertificated debt securities in addition to or in place of certificated debt securities or to provide for bearer debt securities;

•	to provide any security for, any guarantees of or any additional obligors on any series of debt securities or, with respect to the senior indentures, the related guarantees;

•	to comply with any requirement to effect or maintain the qualification of that indenture under the Trust Indenture Act of 1939;

•	to add covenants that would benefit the holders of any debt securities or to surrender any rights the issuer has under the indentures;

•	to add events of default with respect to any debt securities; and

•	to make any change that does not adversely affect any outstanding debt securities of any series issued under that indenture in any material respect.

The holders of a majority in principal amount of the outstanding debt securities of any series (or, in some cases, of all debt securities issued under the applicable indenture that are affected, voting as one class) may waive any existing or past default or event of default with respect to those debt securities. Those holders may not, however, waive any default or event of default in any payment on any debt security or compliance with a provision that cannot be amended or supplemented without the consent of each holder affected.

Defeasance.  When we use the term defeasance, we mean discharge from some or all of our obligations under the indentures. If any combination of funds or government securities are deposited with the trustee under an indenture sufficient to make payments on the debt securities of a series issued under that indenture on the dates those payments are due and payable, then, at our option, either of the following will occur:

•	we will be discharged from our or their obligations with respect to the debt securities of that series and, if applicable, the related guarantees (“legal defeasance”); or

•	we will no longer have any obligation to comply with the restrictive covenants, the merger covenant and other specified covenants under the applicable indenture, and the related events of default will no longer apply (“covenant defeasance”).

If a series of debt securities is defeased, the holders of the debt securities of the series affected will not be entitled to the benefits of the applicable indenture, except for obligations to register the transfer or exchange of debt securities, replace stolen, lost or mutilated debt securities or maintain paying agencies and hold moneys for payment in trust. In the case of covenant defeasance, our obligation to pay principal, premium and interest on the debt securities and, if applicable, guarantees of the payments will also survive.

Unless we inform you otherwise in the prospectus supplement, we will be required to deliver to the trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the debt securities to recognize income, gain or loss for U.S. federal income tax purposes. If we elect legal defeasance, that opinion of counsel must be based upon a ruling from the U.S. Internal Revenue Service or a change in law to that effect.

No Personal Liability of General Partner.  Crosstex Energy GP, L.P., our general partner, and Crosstex Energy GP, LLC, the general partner of our general partner, and their directors, officers, employees, incorporators and partners, in such capacity, will not be liable for the obligations of Crosstex Energy, L.P. or any Subsidiary Guarantor under the debt securities, the indentures or the guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. By accepting a debt security, each holder of that debt security will have agreed to this provision and waived and released any such liability on the part of Crosstex Energy GP, L.P. and Crosstex Energy GP, LLC and their directors, officers, employees, incorporators and partners. This waiver and release are part of the consideration for our issuance of the debt securities. It is the view of the SEC that a waiver of liabilities under the federal securities laws is against public policy and unenforceable.

Governing Law.  New York law will govern the indentures and the debt securities.

Trustee.  We may appoint a separate trustee for any series of debt securities. We use the term “trustee” to refer to the trustee appointed with respect to any such series of debt securities. We may maintain banking and other commercial relationships with the trustee and its affiliates in the ordinary course of business, and the trustee may own debt securities.

Form, Exchange, Registration and Transfer.  The debt securities will be issued in registered form, without interest coupons. There will be no service charge for any registration of transfer or exchange of the debt securities. However, payment of any transfer tax or similar governmental charge payable for that registration may be required.

Debt securities of any series will be exchangeable for other debt securities of the same series, the same total principal amount and the same terms but in different authorized denominations in accordance with the applicable indenture. Holders may present debt securities for registration of transfer at the office of the security registrar or any transfer agent we designate. The security registrar or transfer agent will effect the transfer or exchange if its requirements and the requirements of the applicable indenture are met.

The trustee will be appointed as security registrar for the debt securities. If a prospectus supplement refers to any transfer agents we initially designate, we may at any time rescind that designation or approve a change in the location through which any transfer agent acts. We are required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional transfer agents for any series of debt securities.

In the case of any redemption, we will not be required to register the transfer or exchange of:

•	any debt security during a period beginning 15 business days prior to the mailing of the relevant notice of redemption and ending on the close of business on the day of mailing of such notice; or

•	any debt security that has been called for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part.

Payment and Paying Agents.  Unless we inform you otherwise in a prospectus supplement, payments on the debt securities will be made in U.S. dollars at the office of the trustee and any paying agent. At our option, however, payments may be made by wire transfer for global debt securities or by check mailed to the address of the person entitled to the payment as it appears in the security register. Unless we inform you otherwise in a prospectus supplement, interest payments may be made to the person in whose name the debt security is registered at the close of business on the record date for the interest payment.

Unless we inform you otherwise in a prospectus supplement, the trustee under the applicable indenture will be designated as the paying agent for payments on debt securities issued under that indenture. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

If the principal of or any premium or interest on debt securities of a series is payable on a day that is not a business day, the payment will be made on the following business day. For these purposes, unless we inform you otherwise in a prospectus supplement, a “business day” is any day that is not a Saturday, a Sunday or a day on which banking institutions in New York, New York or a place of payment on the debt securities of that series is authorized or obligated by law, regulation or executive order to remain closed.

Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent will pay to us upon written request any money held by them for payments on the debt securities that remains unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment. In that case, all liability of the trustee or paying agent with respect to that money will cease.

Book-Entry Debt Securities.  The debt securities of a series may be issued in the form of one or more global debt securities that would be deposited with a depositary or its nominee identified in the prospectus supplement. Global debt securities may be issued in either temporary or permanent form. We will describe in the prospectus supplement the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global debt security.

Provisions Applicable Solely to the Crosstex Energy Subordinated Indentures

Subordination.  Debt securities of a series may be subordinated to the issuer’s “Senior Indebtedness,” which is defined generally to include any obligation created or assumed by the issuer (or, if the series is guaranteed, any Subsidiary Guarantors) for the repayment of borrowed money, any purchase money obligation created or assumed by the issuer, and any guarantee therefor, whether outstanding or hereafter issued, unless, by the terms of the instrument creating or evidencing such obligation, it is provided that such obligation is subordinate or not superior in right of payment to the debt securities (or, if the series is guaranteed, the guarantee of any Subsidiary Guarantor), or to other obligations which are pari passu with or subordinated to the debt securities (or, if the series is guaranteed, the guarantee of any Subsidiary Guarantor). Subordinated debt securities will be subordinated in right of payment, to the extent and in the manner set forth in the subordinated indentures and the prospectus supplement relating to such series, to the prior payment of all of our indebtedness and that of any Subsidiary Guarantor that is designated as “Senior Indebtedness” with respect to the series.

The holders of Senior Indebtedness of the issuer or, if applicable, a Subsidiary Guarantor will receive payment in full of the Senior Indebtedness before holders of subordinated debt securities will receive any payment of principal, premium or interest with respect to the subordinated debt securities upon any payment or distribution of our assets or, if applicable to any series of outstanding debt securities, the Subsidiary Guarantors’ assets, to creditors:

•	upon a liquidation or dissolution of the issuer or, if applicable to any series of outstanding debt securities, the Subsidiary Guarantors; or

•	in a bankruptcy, receivership or similar proceeding relating to the issuer or, if applicable to any series of outstanding debt securities, to the Subsidiary Guarantors.

Until the Senior Indebtedness is paid in full, any distribution to which holders of subordinated debt securities would otherwise be entitled will be made to the holders of Senior Indebtedness, except that the holders of subordinated debt securities may receive units representing limited partner interests and any debt securities that are subordinated to Senior Indebtedness to at least the same extent as the subordinated debt securities.

If the issuer does not pay any principal, premium or interest with respect to Senior Indebtedness within any applicable grace period (including at maturity), or any other default on Senior Indebtedness occurs and the maturity of the Senior Indebtedness is accelerated in accordance with its terms, the issuer may not:

•	make any payments of principal, premium, if any, or interest with respect to subordinated debt securities;

•	make any deposit for the purpose of defeasance of the subordinated debt securities; or

•	repurchase, redeem or otherwise retire any subordinated debt securities, except that in the case of subordinated debt securities that provide for a mandatory sinking fund, the issuer may deliver subordinated debt securities to the trustee in satisfaction of our sinking fund obligation, unless, in either case,

•	the default has been cured or waived and any declaration of acceleration has been rescinded;

•	the Senior Indebtedness has been paid in full in cash; or

•	the issuer and the trustee receive written notice approving the payment from the representatives of each issue of “Designated Senior Indebtedness.”

Generally, “Designated Senior Indebtedness” will include:

•	any specified issue of Senior Indebtedness of at least $100.0 million; and

•	any other Senior Indebtedness that we may designate in respect of any series of subordinated debt securities.

During the continuance of any default, other than a default described in the immediately preceding paragraph, that may cause the maturity of any Designated Senior Indebtedness to be accelerated immediately without further notice, other than any notice required to effect such acceleration, or the expiration of any applicable grace periods, the issuer may not pay the subordinated debt securities for a period called the “Payment Blockage Period.” A Payment Blockage Period will commence on the receipt by the issuer and the trustee of written notice of the default, called a “Blockage Notice,” from the representative of any Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and will end 179 days thereafter.

The Payment Blockage Period may be terminated before its expiration:

•	by written notice from the person or persons who gave the Blockage Notice;

•	by repayment in full in cash of the Designated Senior Indebtedness with respect to which the Blockage Notice was given; or

•	if the default giving rise to the Payment Blockage Period is no longer continuing.

Unless the holders of the Designated Senior Indebtedness have accelerated the maturity of the Designated Senior Indebtedness, we may resume payments on the subordinated debt securities after the expiration of the Payment Blockage Period.

Generally, not more than one Blockage Notice may be given in any period of 360 consecutive days. The total number of days during which anyone or more Payment Blockage Periods are in effect, however, may not exceed an aggregate of 179 days during any period of 360 consecutive days.

After all Senior Indebtedness is paid in full and until the subordinated debt securities are paid in full, holders of the subordinated debt securities shall be subrogated to the rights of holders of Senior Indebtedness to receive distributions applicable to Senior Indebtedness.

As a result of the subordination provisions described above, in the event of insolvency, the holders of Senior Indebtedness, as well as certain of our general creditors, may recover more, ratably, than the holders of the subordinated debt securities.

DESCRIPTION OF THE COMMON UNITS

The common units represent limited partner interests in Crosstex Energy, L.P. that entitle the holders to participate in our cash distributions and to exercise the rights or privileges available to limited partners under our partnership agreement. As of May 12, 2006, there were 19,565,155 common units outstanding. For a general discussion of the expected federal income tax consequences of owning and disposing of common units, see “Material Tax Considerations.” References in the “Description of Common Units” to “we,” “us” and “our” mean Crosstex Energy, L.P.

Our outstanding common units are quoted on the Nasdaq Global Select Market under the symbol “XTEX.”

American Stock Transfer & Trust Company serves as registrar and transfer agent for our common units.

Distributions

Within approximately 45 days after the end of each quarter, we will distribute all of our available cash to unitholders of record on the applicable record date. Common units are entitled to receive distributions from operating surplus of $0.25 per quarter, or $1.00 on an annualized basis, before any distributions are paid on our subordinated units. There is no guarantee that we will pay the minimum quarterly distribution on the common units in any quarter, and we will be prohibited from making any distributions to unitholders if it would cause a default or an event of default under our bank credit facility or the senior secured notes.

In general, we will pay any cash distributions we make each quarter during the subordination period in the following manner:

•	First, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•	Second, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•	Third, 98% to the subordinated unitholders, pro rata, and 2% to our general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter;

•	Fourth, 85% to all unitholders, pro rata, 13% to the holders of the incentive distribution rights, pro rata, and 2% to our general partner until each unitholder receives a total of $0.3125 per unit for that quarter (the “first target distribution”);

•	Fifth, 75% to all unitholders, pro rata, 23% to the holders of the incentive distribution rights, pro rata, and 2% to our general partner, until each unitholder receives a total of $0.375 per unit for that quarter (the “second target distribution”); and

•	Thereafter, 50% to all unitholders, pro rata, 48% to the holders of the incentive distribution rights, pro rata, and 2% to our general partner.

We must distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner.

Subordination Period

The subordination period will extend until the first day of any quarter beginning after December 31, 2007 that each of the following tests are met:

•	distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the “adjusted operating surplus” generated during each of the three consecutive, non-overlapping four quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

Early Conversion of Subordinated Units.  Before the end of the subordination period, a portion of the subordinated units may convert into common units on a one-for-one basis immediately after the distribution of available cash to partners in respect of any quarter ending on or after:

•	December 31, 2005 with respect to 25% of the subordinated units; and

•	December 31, 2006 with respect to 25% of the subordinated units.

The early conversions will occur if at the end of the applicable quarter each of certain tests provided for in our partnership agreement. We met the financial tests for three consecutive four-quarter periods ended December 31, 2005, and as a result 2,333,000 subordinated units converted to common units upon the payment of the fourth quarter distribution on February 15, 2006. If we meet these tests for the three consecutive four-quarter periods ending on or after December 31, 2006, an additional 2,333,000 of the subordinated units will convert to common units. However, the early conversion of the second 25% of the subordinated units may not occur until at least one year following the early conversion of the first 25% of the subordinated units.

Effect of Expiration of the Subordination Period.  Upon expiration of the subordination period, each outstanding subordinated unit will convert into one common unit and will then participate, pro rata, with the other common units in distributions of available cash. In addition, if the unitholders remove our general partner other than for cause and units held by our general partner and its affiliates are not voted in favor of such removal:

•	the subordination period will end and each subordinated unit will immediately convert into one common unit on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Transfer of Common Units

Each purchaser of common units offered by this prospectus must execute a transfer application. By executing and delivering a transfer application, the purchaser of common units:

•	becomes the record holder of the common units and is an assignee until admitted into our partnership as a substituted limited partner;

•	automatically requests admission as a substituted limited partner in our partnership;

•	agrees to be bound by the terms and conditions of, and executes, our partnership agreement;

•	represents that the transferee has the capacity, power and authority to enter into the partnership agreement;

•	grants powers of attorney to officers of our general partner and any liquidator of us as specified in the partnership agreement; and

•	makes the consents and waivers contained in the partnership agreement.

An assignee will become a substituted limited partner of our partnership for the transferred common units upon the consent of our general partner and the recording of the name of the assignee on our books and records. Our general partner may withhold its consent in its sole discretion.

A transferee’s broker, agent or nominee may complete, execute and deliver a transfer application. We are entitled to treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to request admission as a substituted limited partner in our partnership for the transferred common units. A purchaser or transferee of common units who does not execute and deliver a transfer application obtains only:

•	the right to assign the common unit to a purchaser or transferee; and

•	the right to transfer the right to seek admission as a substituted limited partner in our partnership for the transferred common units.

Thus, a purchaser or transferee of common units who does not execute and deliver a transfer application:

•	will not receive cash distributions or federal income tax allocations, unless the common units are held in a nominee or “street name” account and the nominee or broker has executed and delivered a transfer application; and

•	may not receive some federal income tax information or reports furnished to record holders of common units.

The transferor of common units has a duty to provide the transferee with all information that may be necessary to transfer the common units. The transferor does not have a duty to insure the execution of the transfer application by the transferee and has no liability or responsibility if the transferee neglects or chooses not to execute and forward the transfer application to the transfer agent.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Voting

Unlike the holders of common stock in a corporation, our common unitholders will have only limited voting rights on matters affecting our business. Our common unitholders will have no right to elect our general partner or the directors of the general partner of our general partner on an annual or other continuing basis. The general partner may not be removed except by a vote of the holders of 66 2/3% of the outstanding common units, including units owned by our general partner and its affiliates. Each holder of common units is entitled to one vote for each common unit on all matters submitted to a vote of the unitholders.

Limited Call Right

If at any time our general partner and its affiliates hold more than 80% of the then-issued and outstanding partnership securities of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining partnership securities of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least ten but not more than 60 days notice. The purchase price in the event of this purchase is the greater of:

•	the highest cash price paid by our general partner or any of its affiliates for any partnership securities of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those partnership securities; and

•	the current market price as of the date three days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding partnership securities, a holder of partnership securities may have his partnership securities purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material Tax Consequences — Disposition of Common Units.”

DESCRIPTION OF THE PARTNERSHIP SECURITIES

Limitation on Issuance of Additional Partnership Securities

Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities and rights to buy partnership securities for the consideration and on the terms and conditions established by our general partner in its sole discretion without the approval of the unitholders. During the subordination period, however, except as we discuss in the following paragraph, we may not issue equity securities ranking senior to the common units or an aggregate of more than 2,633,000 additional common units or units on a parity with the common units, in each case, without the approval of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes.

During or after the subordination period, we may issue an unlimited number of common units without the approval of unitholders as follows:

•	upon conversion of the subordinated units into common units;

•	upon conversion of units of equal rank with the common units under some circumstances;

•	under employee benefit plans;

•	upon conversion of the general partner interest and incentive distribution rights as a result of a withdrawal of our general partner;

•	in the event of a combination or subdivision of common units;

•	in connection with an acquisition or a capital improvement that increases cash flow from operations per unit on a pro forma basis; or

•	if the proceeds of the issuance are used exclusively to repay indebtedness the cost of which to service is greater than the distribution obligations associated with the units issued in connection with its retirement.

It is possible that we will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities interests that, in the sole discretion of our general partner, have special voting rights to which the common units are not entitled.

Upon the issuance of additional partnership securities, our general partner will be required to make additional capital contributions to the extent necessary to maintain its 2% general partner interest in us. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain its percentage interest, including its interest represented by common units and subordinated units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.

Issuance of Additional Partnership Securities

The following is a description of the general terms and provisions of our partnership securities. The particular terms of any series of partnership securities will be described in the applicable prospectus supplement and the amendment to our partnership agreement relating to that series of partnership securities, which will be filed as an exhibit to or incorporated by reference in this prospectus at or before the time of issuance of any such series of partnership securities. If so indicated in a prospectus supplement, the terms of any such series may differ from the terms set forth below.

Subject to the limitations described above, our general partner is authorized to approve the issuance of one or more series of partnership securities without further authorization of the limited partners and to fix the number of securities, the designations, rights, privileges, restrictions and conditions of any such series.

The applicable prospectus supplement will set forth the number of securities, particular designation, relative rights and preferences and the limitations of any series of partnership securities in respect of which this prospectus is delivered. The particular terms of any such series will include the following:

•	the designation and ranking of the partnership securities;

•	the maximum number of securities of the series of partnership securities;

•	the annual distribution rate, if any, on securities of the series, whether such rate is fixed or variable or both, the dates from which distributions will begin to accrue or accumulate, whether distributions will be cumulative and whether such distributions will be paid in cash, securities or otherwise;

•	any liquidation preference applicable to the series of partnership securities;

•	whether the securities of the series will be redeemable and, if so, the price at the terms and conditions on which the securities of the series may be redeemed, including the time during which securities of the series may be redeemed and any accumulated distributions thereof that the holders of the securities of the series will be entitled to receive upon the redemption thereof;

•	the terms and conditions, if any, on which the securities of the series will be convertible into, or exchangeable for, securities of any other class or classes of partnership securities, including the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same;

•	the voting rights, if any, of the securities of the series; and

•	any other rights or any qualifications, limitations or restrictions on the partnership securities.

The holders of partnership securities will have no preemptive rights. Partnership securities will be fully paid and non-assessable when issued upon full payment of the purchase price therefor. The prospectus supplement will contain, if applicable, a description of the material United States federal income tax consequences relating to the purchase and ownership of the series of partnership securities offered by the prospectus supplement. The transfer agent, registrar and distributions disbursement agent for the partnership securities will be designated in the applicable prospectus supplement.

MATERIAL TAX CONSEQUENCES

This section discusses the material tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States. It is based upon current provisions of the Internal Revenue Code, existing regulations, proposed regulations to the extent noted, and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Crosstex Energy, L.P.

No attempt has been made in the following discussion to comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs), or mutual funds. Accordingly, we recommend that each prospective unitholder consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Baker Botts L.L.P., counsel to the general partner and to us, and are, to the extent noted herein, based on the accuracy of certain factual matters.

No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. An opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which the common units trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

For the reasons described below, Baker Botts L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues:

•	the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales” below);

•	whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “— Disposition of Common Units — Allocations between Transferors and Transferees” below); and

•	whether our method for depreciating Section 743 adjustments is sustainable (please read “— Tax Consequences of Unit Ownership — Section 754 Election” below).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, even if no cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of the partner’s adjusted basis in his partnership interest.

No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Baker Botts L.L.P. that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions, that the operating partnership will be disregarded as an entity separate from us for federal income tax purposes so long as the operating partnership and its general partner (which is a limited liability company) do not elect to be treated as a corporation and we will be classified as a partnership so long as:

•	we do not elect to be treated as a corporation;

•	we are operated in accordance with applicable partnership statutes, the applicable partnership agreement, and the manner specified in this prospectus; and

•	for each taxable year, more than 90% of our gross income is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes certain income and gains derived from the transportation and processing of crude oil, natural gas and products thereof. Other types of qualifying income include interest other than from a financial business, dividends, gains from the sale of real property and gains from the sale or other disposition of assets held for the production of income that otherwise constitutes qualifying income. We estimate that more than 90% of our current income is within one or more categories of income that are qualifying income in the opinion of Baker Botts L.L.P. The portion of our income that is qualifying income can change from time to time.

Although we expect to conduct our business so as to meet the Qualifying Income Exception, if we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and as if we had then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, treatment of us as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the common units.

The discussion below assumes that we will be treated as a partnership for federal income tax purposes. See the discussion above of the opinion of Baker Botts L.L.P. that we will be treated as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders who have become limited partners of Crosstex Energy, L.P. will be treated as our partners for federal income tax purposes. Also:

•	assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners; and

•	unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units, will be treated as our partners for federal income tax purposes. Assignees of common units who are entitled to execute and deliver transfer applications and become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, may not be treated as one of our partners for federal income tax purposes. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

A beneficial owner of common units whose common units have been transferred to a short seller to complete a short sale would appear to lose his status as one of our partners with respect to those common units for federal income tax purposes. Please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales” below.

No portion of our income, gain, deductions or losses is reportable by a unitholder who is not one of our partners for federal income tax purposes, and any cash distributions received by a unitholder who is not one of our partners for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to the consequences of holding common units for federal income tax purposes.

The following assumes that a unitholder is treated as one of our partners.

Tax Consequences of Unit Ownership

Flow-through of Taxable Income.  Each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions even if no cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution from us. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions.  Our distributions to a unitholder generally will not be taxable to him for federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “— Disposition of Common Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, which are known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “— Limitations on Deductibility of Losses” below.

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities and result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture and substantially appreciated “inventory items,” both as defined in the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having been distributed his proportionate share of our Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

Basis of Common Units.  A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions he receives from us, by his share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder generally will have no share of our debt that is recourse to the general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “— Disposition of Common Units — Recognition of Gain or Loss” below.

Limitations on Deductibility of Losses.  The deduction by a unitholder of his share of our losses will be limited to the tax basis in his common units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his common units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his common units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the common units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s common units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally corporate or partnership activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or the unitholder’s investments in other publicly traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of our income may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation described above.

A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions.  The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, a unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections.  If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or the general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a unitholder whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of common units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of a unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction.  In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units or the senior subordinated units, or incentive distributions are made to the general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss for the entire year, that loss generally will be allocated first to the general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to the general partner. Notwithstanding the foregoing, any items of loss or deduction that are attributable to compensatory transfers of stock, stock options or other property by our general partner or CEI to any employee or other service provider will generally be specially allocated to the general partner.

Certain items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of our property at the time of an offering. We will use the remedial method with respect to such differences with respect to some, but not all, of our assets, and we may use other methods with respect to some assets. The effect to a unitholder purchasing units in an offering will, as to those assets in respect of which we use the remedial method, be essentially the same as if the tax basis of such assets was equal to their fair market value at the time of the offering, and the effect of allocations that are made under the traditional method will be essentially the same as if those assets had a tax basis that is less than fair market value. In addition, recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by other unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Baker Botts L.L.P. is of the opinion that, with the exception of the issues described in “— Section 754 Election” below and “— Disposition of Common Units — Allocations Between Transferors and Transferees” below, the allocations in our partnership agreement will be given effect for federal income tax purposes in determining a unitholder’s share of our income, gain, loss or deduction.

Treatment of Short Sales.  A unitholder whose common units are loaned to a “short seller” to cover a short sale of common units may be considered as having disposed of those common units. If so, he would no longer be a partner for tax purposes with respect to those common units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those common units would not be reportable by him;

•	any cash distributions received by him on those common units would be fully taxable; and

•	all of these distributions would appear to be ordinary income to him.

Baker Botts L.L.P. has not rendered an opinion regarding the treatment of a unitholder whose common units are loaned to a short seller; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing or loaning their common units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please read “— Disposition of Common Units — Recognition of Gain or Loss” below.

Alternative Minimum Tax.  Each unitholder will be required to take into account his share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. We do not expect to generate significant tax preference items or adjustments. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in common units on their liability for the alternative minimum tax.

Tax Rates.  In general, the highest effective United States federal income tax rate for individuals for 2005 is 35% and the maximum United States federal income tax rate for net capital gains of an individual for 2005 is 15% if the asset disposed of was held for more than 12 months at the time of disposition.

Section 754 Election.  We made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election generally permits us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price when he buys common units from a holder thereof. This election does not apply to a person who purchases common units directly from us. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) the unitholder’s share of our tax basis in our assets (“common basis”) and (2) the unitholder’s Section 743(b) adjustment to that basis.

Treasury Regulations under Section 743 of the Internal Revenue Code require, if the remedial allocation method is adopted (which we have adopted), a portion of the Section 743(b) adjustment attributable to recovery property to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. Under Treasury Regulation Section 1.167(c) — 1(a)(6), a Section 743(b) adjustment attributable to recovery property depreciated under Section 167 of the Internal Revenue Code, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, the general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these Treasury Regulations.

In order to preserve uniformity of the economic and tax characteristics of common units and/or determine the tax attributes of a common unit based on its date of purchase and the amount that is paid therefor, we may adopt certain positions with respect to the depreciation or amortization of Section 743(b) adjustments that may be inconsistent with the Treasury Regulations. In particular, we intend to depreciate the portion of a Section 743(b) adjustment attributable to any unamortized difference between the “book” and tax basis of an asset in respect of which we use the remedial method in a manner that is consistent with the regulations under Section 743 of the Internal Revenue Code as to recovery property in respect of which the remedial allocation method is adopted. Such method is arguably inconsistent with Treasury Regulation Section 1.167(c)-l(a)(6), which may apply to certain of our assets (although we would not expect these to constitute a material portion of our assets). If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position which may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. In addition, if particular groups of unitholders are entitled to different treatment in respect of property as to which we are using the traditional method of eliminating differences in “book” and tax basis, we may also take a position that results in lower annual deductions to some or all of our unitholders than might otherwise be available. Baker Botts L.L.P. is unable to opine as to the validity of any position that is described in this paragraph because there is no clear applicable authority.

A Section 754 election is advantageous if the transferee’s tax basis in his common units is higher than the common units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation deductions and his share of any gain on a sale of our assets would be less.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets. The determinations we make may be successfully challenged by the IRS and the deductions resulting from them may be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should we determine that the expense of compliance exceeds the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of common units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year.  We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his common units following the close of our taxable year but before the close of his taxable year will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “— Disposition of Common Units — Allocations Between Transferors and Transferees” below.

Tax Basis, Depreciation and Amortization.  The tax basis of our assets is used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to an offering will be borne by the general partner, its affiliates and our other unitholders as of that time. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction” above.

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. Property we acquire or construct in the future may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his units. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction” above and “— Disposition of Common Units — Recognition of Gain or Loss” below.

The costs that we incur in selling our common units (“syndication expenses”) must be capitalized and cannot be deducted by us currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which will be amortized by us over a period of 60 months, and as syndication expenses, which may not be amortized by us. Any underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties.  The federal income tax consequences of the ownership and disposition of common units will depend in part on our estimates of the fair market values, and determinations of the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the fair market value estimates ourselves. These estimates of value and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates and determinations of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss.  Gain or loss will be recognized on a sale of common units equal to the difference between the amount realized and the unitholder’s tax basis for the common units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of common units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than his tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in common units, on the sale or exchange of a unit held for more than one year will generally be taxable as long-term capital gain or loss. However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture, other potential recapture items, or other “unrealized receivables” or to “inventory items” we own. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of common units. Capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell, but, under the regulations, may designate specific common units sold for purposes of determining the holding period of the common units sold. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of our common units. A unitholder considering the purchase of additional common units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the regulations.

The Internal Revenue Code treats a taxpayer as having sold a partnership interest, such as our units, in which gain would be recognized if it were actually sold at its fair market value, if the taxpayer or related persons enters into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property.

Allocations Between Transferors and Transferees.  In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of common units owned by each of them as of the opening of the applicable exchange on the first business day of the month. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the first business day of the month in which that gain or loss is recognized. As a result, a unitholder transferring common units may be allocated income, gain, loss and deduction realized after the date of transfer.

The use of this method may not be permitted under existing Treasury Regulations. Accordingly, Baker Botts L.L.P. has not opined on the validity of this method of allocating income and loses among unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferors and transferees as well as among unitholders whose interests vary during a taxable year to conform to a method permitted under future Treasury Regulations.

A unitholder who owns common units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements.  A unitholder who sells any of his units, other than through a broker, generally is required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder generally is required to notify us in writing of that purchase within 30 days after the purchase, unless a broker or nominee will satisfy such requirement. We are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may lead, in some cases, to the imposition of penalties.

However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker.

Constructive Termination.  We will be considered to have been “terminated” for tax purposes if there are sales or exchanges which, in the aggregate, constitute 50% or more of the total interests in our capital and profits within a 12-month period. A “termination” of us will result in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “— Tax Consequences of Unit Ownership-Section 754 Election.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please read “— Tax Consequences of Unit Ownership-Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “— Disposition of Common Units-Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of common units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to it.

Non-resident aliens and foreign corporations, trusts or estates that own common units will be considered to be engaged in business in the United States because of the ownership of common units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold at the highest effective tax rate applicable to individuals from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 BEN or applicable substitute form in order to obtain credit for the taxes withheld. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns common units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

Under a published ruling of the IRS, the IRS has taken the position that a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that the gain is attributable to appreciated property, other than United States real property interests, that is effectively connected with a United States trade or business of the partnership. Moreover, a foreign unitholder generally is subject to federal income tax on gain realized on the sale or disposition of a unit to the extent that such gain is attributable to appreciated United States real property interests; however, a foreign unitholder will not be subject to federal income tax under this rule unless such foreign unitholder has owned more than 5% in value of our units during the five-year period ending on the date of the sale or disposition, provided the units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

Information Returns and Audit Procedures.  We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which generally will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure you that any of those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Any challenge by the IRS could negatively affect the value of the common units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. The partnership agreement names our general partner as our Tax Matters Partner.

The Tax Matters Partner has made and will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting.  Persons who hold an interest in us as a nominee for another person are required to furnish us with the following information:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	whether the beneficial owner is:

(1) a person that is not a United States person;

(2) a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

(3) a tax-exempt entity;

•	the amount and description of common units held, acquired or transferred for the beneficial owner; and

•	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on common units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the common units with the information furnished to us.

Accuracy-related Penalties.  An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

•	for which there is, or was, “substantial authority;” or

•	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for penalties. More stringent rules apply to “tax shelters,” which we do not believe includes us.

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

Reportable Transactions.  If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produced certain kinds of losses in excess of $2 million. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “— Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “— Accuracy-related Penalties,”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability, and

•	in the case of a listed transaction, an extended statute of limitations. We do not expect to engage in any “reportable transactions.”

State, Local, Foreign and Other Tax Consequences

In addition to federal income taxes, you will be subject to other taxes, including state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We own property or do business in Texas, Oklahoma, Louisiana, New Mexico, Arkansas, Mississippi and Alabama. We may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “— Tax Consequences of Unit Ownership — Entity-Level Collections” above. Based on current law and our estimate of our future operations, we anticipate that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as United States federal tax returns, that may be required of him. Baker Botts L.L.P. has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

Tax Consequences of Ownership of Debt Securities

A description of the material federal income tax consequences of the acquisition, ownership and disposition of debt securities will be set forth in the prospectus supplement relating to the offering of the debt securities.

PLAN OF DISTRIBUTION

We may sell the securities being offered hereby directly to purchasers, through agents, through underwriters or through dealers.

We, or agents designated by us, may directly solicit, from time to time, offers to purchase the securities. Any such agent may be deemed to be an underwriter as that term is defined in the Securities Act of 1933. We will name the agents involved in the offer or sale of the securities and describe any commissions payable by us to these agents in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, these agents will be acting on a best efforts basis for the period of their appointment. The agents may be entitled under agreements which may be entered into with us to indemnification by us against specific civil liabilities, including liabilities under the Securities Act of 1933. The agents may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.

If we utilize any underwriters in the sale of the securities in respect of which this prospectus is delivered, we will enter into an underwriting agreement with those underwriters at the time of sale to them. We will set forth the names of these underwriters and the terms of the transaction in the prospectus supplement, which will be used by the underwriters to make resales of the securities in respect of which this prospectus is delivered to the public. We may indemnify the underwriters under the relevant underwriting agreement to indemnification by us against specific liabilities, including liabilities under the Securities Act. The underwriters may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.

If we utilize a dealer in the sale of the securities in respect of which this prospectus is delivered, we will sell those securities to the dealer, as principal. The dealer may then resell those securities to the public at varying prices to be determined by the dealer at the time of resale. We may indemnify the dealers against specific liabilities, including liabilities under the Securities Act. The dealers may also be our customers or may engage in transactions with, or perform services for us in the ordinary course of business.

Common units and debt securities may also be sold directly by us. In this case, no underwriters or agents would be involved. We may use electronic media, including the Internet, to sell offered securities directly.

Because the NASD views our common units as interests in a direct participation program, any offering of common units pursuant to this registration statement will be made in compliance with Rule 2810 of the NASD Conduct Rules. Investor suitability with respect to the common units will be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. The place and time of delivery for the securities in respect of which this prospectus is delivered are set forth in the accompanying prospectus supplement.

LEGAL MATTERS

The validity of the securities offered in this prospectus will be passed upon for us by Baker Botts L.L.P., Dallas, Texas. Baker Botts L.L.P. will also render an opinion on the material federal income tax considerations regarding the securities. If certain legal matters in connection with an offering of the securities made by this prospectus and a related prospectus supplement are passed on by counsel for the underwriters of such offering, that counsel will be named in the applicable prospectus supplement related to that offering.

EXPERTS

The consolidated financial statements and schedules of Crosstex Energy, L.P. as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

KPMG LLP’s report dated March 13, 2006, on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2005, contains an explanatory paragraph that states that the Partnership acquired CFS Louisiana Midstream Company and El Paso Dauphin Island Company, L.L.C. during 2005, and management excluded from its assessment of the effectiveness of the Partnership’s internal control over financial reporting as of December 31, 2005 any internal control evaluation over financial reporting associated with CFS Louisiana Midstream Company and El Paso Dauphin Island Company, L.L.C.’s total assets of $488.2 million and total revenues of $66.3 million included in the consolidated financial statements of Crosstex Energy, L.P. and subsidiaries as of and for the year ended December 31, 2005. The audit of internal control over financial reporting of Crosstex Energy, L.P. also excluded an evaluation of the internal control over financial reporting of CFS Louisiana Midstream Company and El Paso Dauphin Island Company, L.L.C.

The audited combined statements of revenues and direct operating expenses of CFS Louisiana Midstream Company and El Paso Dauphin Island Company, L.L.C. (collectively, the “Companies”) included in Exhibit 99.1 of Crosstex Energy, L.P.’s Current Report on Form 8-K/A dated November 1, 2005 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Companies’ significant transactions and relationships with affiliated entities as described in Note 2 to the combined financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement with the SEC under the Securities Act of 1933 that registers the securities offered by this prospectus. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this prospectus.

In addition, we file annual, quarterly and other reports and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the operation of the SEC’s public reference room. Our SEC filings are available on the SEC’s web site at http://www.sec.gov. We also make available free of charge on our website, at http:/ /www.crosstexenergy.com, all materials that we file electronically with the SEC, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Section 16 reports and amendments to these reports as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC. Information contained on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

The SEC allows us to “incorporate by reference” the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to other documents filed separately with the SEC. These other documents contain important information about us, our financial condition and results of operations. The information incorporated by reference is an important part of this prospectus. Information that we file later with the SEC will automatically update and may replace information in this prospectus and information previously filed with the SEC.

We incorporate by reference in this prospectus the documents listed below:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2005, filed on March 14, 2006;

•	our quarterly report on Form 10-Q for the quarter ended March 31, 2006, filed on May 9, 2006, and the amendment to our quarterly report on Form 10-Q/A, filed on May 23, 2006;

•	our current reports on Form 8-K filed on March 16, 2006, March 28, 2006, April 27, 2006, May 4, 2006, May 17, 2006, May 22, 2006 and May 31, 2006 and Form 8-K/A filed on November 1, 2006 and May 1, 2006 (in each case to the extent filed and not furnished);

•	the description of our common units in our registration statement on Form 8-A (File No. 000-50067) filed pursuant to the Securities Exchange Act of 1934 on November 4, 2002; and

•	all documents filed by us under Sections 13(a), 13(c), 14 or l5(d) of the Securities Exchange Act of 1934 between the date of this prospectus and the termination of the registration statement.

You may obtain any of the documents incorporated by reference in this prospectus from the SEC through the SEC’s web site at the address provided above. You also may request a copy of any document incorporated by reference in this prospectus (including exhibits to those documents specifically incorporated by reference in this document), at no cost, by visiting our internet website at www.crosstexenergy.com, or by writing or calling us at the following address:

Crosstex Energy, L.P.
2501 Cedar Springs, Suite 100
Dallas, Texas 75201
Attention: Denise LeFevre
Telephone: (214) 721-9245

1,800,000 Common Units

CROSSTEX ENERGY, L.P.

Representing Limited Partner Interests

Prospectus Supplement

Goldman, Sachs & Co.
Wachovia Securities